As filed with the Securities and Exchange Commission on October 7, 2019.

Registration No. 333-233867

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

BellRing Brands, Inc.
(Exact name of registrant as specified in its charter)

Delaware	2000	83-4096323
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

2503 S. Hanley Road
St. Louis, Missouri 63144
(314) 644-7600
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Darcy Horn Davenport
President and Chief Executive Officer
BellRing Brands, Inc.
2503 S. Hanley Road
St. Louis, Missouri 63144
Telephone: (314) 644-7600
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Tom W. Zook	Diedre J. Gray	Ian D. Schuman
Lewis Rice LLC	Post Holdings, Inc.	Benjamin D. Stern
600 Washington Avenue, Suite 2500	2503 S. Hanley Road	Latham & Watkins LLP
St. Louis, Missouri 63101	St. Louis, Missouri 63144	885 Third Avenue
Telephone: (314) 444-7671	Telephone: (314) 644-7600	New York, New York 10022-4834
Fax: (314) 612-7671	Fax: (314) 646-3367	Telephone: (212) 906-1200

Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered[(1)]	Proposed Maximum Offering Price Per Share[(2)]	Proposed Maximum Aggregate Offering Price[(2)]	Amount of Registration Fee[(3)]
Class A common stock, par value $0.01 per share	36,590,909	18.00	$658,636,362.00	$85,491

(1) Includes 4,772,727 shares of Class A common stock that may be sold if the underwriters' option to purchase additional shares granted by the Registrant is exercised. See "Underwriting (Conflicts of Interest)."

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(a) under the Securities Act of 1933, as amended.

(3) The Registrant previously paid $12,120 in connection with a prior filing of the Registration Statement and the additional amount of $73,371 is being paid herewith.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Subject to completion, dated October 7, 2019

PRELIMINARY PROSPECTUS

31,818,182 Shares



Class A common stock

This is the initial public offering of shares of our Class A common stock. We are offering 31,818,182 shares of our Class A common stock.

Before this offering, there has been no public market for our Class A common stock. We estimate the initial public offering price for our Class A common stock will be between $15.00 and $18.00 per share. We have received approval to list our Class A common stock on the New York Stock Exchange (the "NYSE"), under the symbol "BRBR".

Following this offering, we will have two classes of common stock outstanding: Class A common stock and Class B common stock (our Class A common stock and our Class B common stock are collectively referred to as "common stock"). On matters presented to our stockholders, each share of our Class A common stock entitles its holder to one vote. For so long as Post Holdings, Inc. ("Post") or its affiliates (other than us) directly own more than 50% of the BellRing Brands, LLC Units as described in this prospectus, the share of Class B common stock entitles its holder to a number of votes equal to 67% of the combined voting power of our common stock and, in the aggregate, the holders of our Class A common stock will have 33% of the combined voting power of our common stock. Holders of our shares of Class A common stock will be eligible for dividends and distributions upon liquidation. The holder of our share of Class B common stock will have no economic rights, including no rights to dividends or distributions upon liquidation. See "Description of Capital Stock."

Following this offering, Post will own a majority of the combined voting power of our common stock, and we will be a "controlled company" under the corporate governance standards of the NYSE; however, we do not currently expect to rely on the "controlled company" exemptions. See "Management—Corporate Governance—Controlled Company Exemptions."

We are an "emerging growth company" under the Jumpstart Our Business Startups Act of 2012, have elected to comply with reduced public company reporting requirements and may elect to comply with reduced public company reporting requirements in future filings. See "Business—Emerging Growth Company Status."

See "Risk Factors," beginning on page 28, to read about factors you should consider before buying our Class A common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Underwriting Discounts and Commissions[1]	Proceeds to BellRing Brands, Inc. Before Expenses
Per share	$	$	$
Total	$	$	$

(1) See "Underwriting (Conflicts of Interest)" for a description of the compensation payable to the underwriters.

To the extent that the underwriters sell more than 31,818,182 shares of Class A common stock, the underwriters have the option to purchase up to an additional 4,772,727 shares of Class A common stock from us at the initial public offering price less the underwriting discount. See "Underwriting (Conflicts of Interest)."

The underwriters expect to deliver the shares against payment in New York, New York on   , 2019.

Morgan Stanley   Citigroup   J.P. Morgan   Goldman Sachs & Co. LLC

BofA Merrill Lynch	**Barclays**	**BMO Capital Markets**	**Credit Suisse**	**Evercore ISI**	**Stifel**	**SunTrust Robinson Humphrey**	**Wells Fargo Securities**
HSBC	Nomura		PNC Capital Markets LLC		Rabo Securities		UBS Investment Bank

Prospectus dated   , 2019.

TABLE OF CONTENTS

You should rely only on the information contained in this prospectus or contained in any free writing prospectus filed with the Securities and Exchange Commission (the "SEC"). None of BellRing Brands, Inc., Post or the underwriters have authorized anyone to provide you with additional information or information different from that contained in this prospectus or in any free writing prospectus filed with the SEC. We, Post and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are offering to sell, and seeking offers to buy, shares of our Class A common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of our Class A common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside of the United States (the "U.S."): We have not, and the underwriters have not, done anything that would permit this offering or the possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the U.S. Persons outside of the U.S. who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, this offering of our Class A common stock and the distribution of this prospectus outside of the U.S.

GLOSSARY

Unless we otherwise indicate, or unless the context requires otherwise, any references in this prospectus to:

- "A Blocker" refers to TA/DEI-A Acquisition Corp., a Delaware corporation, which, prior to the completion of the formation transactions, is an indirect wholly-owned subsidiary of Post and, after completion of the formation transactions, will be a direct wholly-owned subsidiary of BellRing Brands, LLC.

- "Active Nutrition International" refers to Active Nutrition International GmbH, formerly known as PowerBar Europe GmbH, which, prior to the completion of the formation transactions, is a wholly-owned subsidiary of Post Acquisition Sub IV, LLC (which is a wholly-owned subsidiary of Post) and,

i

- "household penetration" refers to the percentage of U.S. households that purchased a specified item at least once during a specified time period.

- the "investor rights agreement" refers to the investor rights agreement to be entered into between Post and BellRing Brands, Inc. in connection with the formation transactions and this offering.

- the "master services agreement" refers to the master services agreement to be entered into among BellRing Brands, Inc., BellRing Brands, LLC and Post in connection with the formation transactions and this offering.

- the "master transaction agreement" refers to the master transaction agreement to be entered into prior to the completion of this offering among Post, BellRing Brands, Inc. and BellRing Brands, LLC.

- "media impressions" refers to the number of people who were exposed to brand messaging at any point during the specified time period.

- "Post's Active Nutrition business" refers to the Active Nutrition business of Post which, effective as of the fiscal quarter ended June 30, 2015, has been comprised of the operations and business of Premier Nutrition, Dymatize Enterprises and the *PowerBar* brand and also includes Active Nutrition International.

- the "Post bridge loan" refers to the $1,309.5 million unsecured bridge loan to be obtained by Post from various financial institutions in connection with the formation transactions and prior to the completion of this offering, as described under "Prospectus Summary—Debt Financing Arrangements—Post Bridge Loan" and "Description of Certain Indebtedness."

- "*PowerBar*" refers to the *PowerBar* brand, which is owned by Premier Nutrition.

- "Premier Nutrition," prior to the completion of the formation transactions, refers to Premier Nutrition Corporation, a Delaware corporation and wholly-owned subsidiary of Post, and, after the completion of the formation transactions, refers to Premier Nutrition Company, LLC, a Delaware limited liability company and wholly-owned subsidiary of Dymatize Enterprises, LLC.

- "purchase size" refers to the average amount in dollars of product purchased by one buying household on a single shopping trip.

- "repeat rate" refers to the percentage of buyers of a particular product who purchase that product at least twice during a specified time period.

- "share of requirements" refers to the percentage of category dollars households spend on the brand in question.

- "share of shelf" refers to a metric that compares the number of unique items of a given brand to the total number of shelved items in a category.

- "SKU" refers to stock keeping unit.

- "Supreme Protein" refers to Supreme Protein, LLC, a Delaware limited liability company and wholly-owned subsidiary of Dymatize Enterprises, LLC.

- the "tax matters agreement" refers to the tax matters agreement to be entered into among BellRing Brands, Inc., BellRing Brands, LLC and Post in connection with the formation transactions and this offering.

- the "tax receivable agreement" refers to the tax receivable agreement to be entered into among BellRing Brands, Inc., BellRing Brands, LLC and Post in connection with the formation transactions and this offering.

- "Total US xAOC" refers to data from Nielsen tracked channels for the food, drug, mass, Walmart, club, dollar and military channels.

- "Total US xAOC including Convenience" refers to data from Nielsen tracked channels for Total US xAOC plus the convenience channel.

Consumers in the U.S. and internationally purchase our products through several channels including club, FDM, eCommerce (such as Amazon), convenience (such as 7-Eleven) and specialty (such as The Vitamin Shoppe). We maintain a strong leadership position in the club channel based on Nielsen household panel data for the 52 week period ended July 27, 2019 and have developed deep, long-standing relationships with customers such as Costco (which is not included in Nielsen tracked channels) and Sam's Club. Continued expansion in FDM represents an exciting opportunity to leverage existing relationships with key retail partners such as Walmart, Target, Kroger and Walgreens to grow our presence. Expansion in FDM and eCommerce increases consumer exposure to and trial of our products, which we believe will drive repeat purchases and increase our penetration across all channels.

We have organically grown our net sales from $574.7 million in fiscal 2016 to $827.5 million in fiscal 2018, representing a CAGR of 20%. Over the same period, net income grew from $19.9 million in fiscal 2016 to $96.1 million in fiscal 2018, representing a CAGR of 120%, Adjusted net earnings grew from $29.3 million in fiscal 2016 to $93.3 million in fiscal 2018, representing a CAGR of 78% and Adjusted EBITDA grew from $72.0 million in fiscal 2016 to $156.5 million in fiscal 2018, representing a CAGR of 47%. Our attractive financial profile includes high margins, modest capital expenditures and limited working capital requirements, which enables us to generate significant free cash flow. These attributes provide us with the financial flexibility to continue to invest in brand marketing, research and development and people development and to pursue value-enhancing acquisition opportunities as they arise. See "Explanation and Reconciliation of Non-GAAP Measures" for a reconciliation of Adjusted net earnings and Adjusted EBITDA, each a non-GAAP measure, to the most directly comparable GAAP measure.

Our Strengths

We believe the following strengths enabled us to develop a competitive advantage and maintain a leading market position and are critical to our continued success.

Well-Positioned in Growing and On-trend Category Driven by Positive Consumer Trends

We operate in the $32.7 billion global convenient nutrition category according to Euromonitor data for 2018, a rapidly-growing and on-trend category within food and beverage. Based on Euromonitor data, at $17.1 billion for 2018, the U.S. market is the largest and most developed market in the world and grew at a CAGR of 9% between 2014 and 2018, and is expected to grow to $21.2 billion by 2021.

We believe growth in the category is driven by consumers' increased desire and dedication to pursue active lifestyles and growing interest in high quality nutrition and health and wellness. In addition, consumers have become more aware of the numerous benefits of protein consumption, including sustained energy, muscle recovery and satiety. This awareness is evidenced by a Nielsen 2018 Consumer Insights article showing U.S. consumers have a growing appetite for protein with 55% of U.S. households indicating that protein is now an important attribute to consider when buying food for their households. Nevertheless, research published in 2018 found that roughly 40% of participants still did not meet current daily protein recommendations according to U.S. News & World Report. Furthermore, approximately one in three U.S. adults are obese and more than 100 million Americans have diabetes or are pre-diabetic according to the Center for Disease Control and Prevention, and 90% of Americans eat more sodium than is recommended according to the American Heart Association, Inc. Additionally, as the IRI 2019 State of the Snack Food Industry report highlights, consumers are increasingly eating more frequently throughout the day, with 47% of consumers snacking more than three times a day. In fact, according to Mintel's 2019 report, Snacking Motivations and Attitudes, 95% of U.S. adults snack daily. These statistics reflect the broader trend that mainstream consumers, not just fitness enthusiasts, are looking for convenient, protein-enriched food and beverage products that can be consumed on-the-go as nutritious snacks or as meal replacements. New consumer consumption and increasing consumption from existing consumers are fueling growth in the category. Household penetration for liquids and powders are at only 24% and 11%, respectively, versus 43% for bars for the 52 week period ended July 27, 2019 according to Nielsen household

- We have no operating history as a separate public company, and our historical and pro forma financial information is not necessarily representative of the results we would have achieved as a separate public company and may not be a reliable indicator of our future results.

If we are unable to adequately address these and other risks we face, our business, financial condition, results of operations and prospects may be adversely affected.

Formation Transactions

Summary of Formation Transactions

In connection with this offering, and pursuant to the master transaction agreement, we and Post will complete a series of formation transactions whereby Post's Active Nutrition business will be transferred to BellRing Brands, LLC and the other transactions described below and in the master transaction agreement will be completed, which collectively are referred to herein as the "formation transactions." The formation transactions include, or will include, the following:

- On March 20, 2019, Post formed BellRing Brands, Inc. as a Delaware corporation for this offering. The initial certificate of incorporation of BellRing Brands, Inc. authorized 1,000 shares of common stock, par value $0.01 per share, all of which were issued to Post for $10.00 in the aggregate.

- Prior to completion of this offering:

  - the B Blockers will merge with and into the A Blocker, with the A Blocker as the sole surviving corporation;

  - Premier Nutrition will convert from a Delaware corporation to a Delaware limited liability company;

  - each of Premier Nutrition and Dymatize Enterprises will distribute to Post their respective intercompany receivables due from Post, in cancellation of such intercompany balances;

  - Post Acquisition Sub IV, LLC will merge with and into BellRing Brands, LLC, with BellRing Brands, LLC as the surviving entity and, as a result, Active Nutrition International will become a direct subsidiary of BellRing Brands, LLC;

  - Post will contribute all of the equity interests in Premier Nutrition to BellRing Brands, LLC, such that BellRing Brands, LLC will be the direct holder of such equity interests; and

  - Post will borrow $1,309.5 million under the Post bridge loan, and certain of its subsidiaries will be guarantors of the Post bridge loan (other than BellRing Brands, Inc., but including BellRing Brands, LLC and its domestic subsidiaries) as described under "—Debt Financing Arrangements—Post Bridge Loan" and "Description of Certain Indebtedness." We will not receive any of the proceeds of the Post bridge loan.

- On the same day this offering is completed, but prior to the completion of this offering:

  - BellRing Brands, Inc. will amend and restate its certificate of incorporation and bylaws to provide for two classes of common stock:

    - Class A common stock, par value $0.01 per share, which will have economic interests, including eligibility for dividends and distributions upon liquidation, and will have one vote per share and, so long as Post or its affiliates (other than us) directly own more than 50% of the BellRing Brands, LLC Units, will, in the aggregate, represent 33% of the combined voting power of the common stock of BellRing Brands, Inc., as described under "Description of Capital Stock;" and

    - Class B common stock, par value $0.01 per share, which will have no economic interests and, so long as Post or its affiliates (other than us) directly own more than 50% of the

BellRing Brands, LLC Units, will represent 67% of the combined voting power of the common stock of BellRing Brands, Inc., as described under "Description of Capital Stock;"

- BellRing Brands, Inc. will issue to Post (in exchange for the 1,000 shares of common stock initially issued to Post in connection with its incorporation, which shares will be cancelled as part of the exchange) one share of Class B common stock, which share of Class B common stock cannot be transferred by Post except to its affiliates (other than us).

- On the same day this offering is completed:

  - BellRing Brands, LLC will become the borrower under the Post bridge loan and the domestic subsidiaries of BellRing Brands, LLC will continue to guarantee the obligations under the Post bridge loan, and Post and its subsidiaries (other than BellRing Brands, LLC and its domestic subsidiaries) will be released from all of their obligations under the Post bridge loan (and Post will retain all of the net proceeds of the Post bridge loan) as described under "—Debt Financing Arrangements—Post Bridge Loan" and "Description of Certain Indebtedness;"

  - BellRing Brands, Inc. and BellRing Brands, LLC and its subsidiaries will be designated "unrestricted subsidiaries" under Post's senior note indentures and secured credit facility, as described under "—Debt Financing Arrangements" and "Description of Certain Indebtedness;"

  - BellRing Brands, LLC, BellRing Brands, Inc. and Post will amend and restate the BellRing Brands, LLC limited liability company agreement to provide, among other things, that BellRing Brands, LLC will be manager managed and governed by a Board of Managers and will have two classes of membership units:

    - a voting membership unit, which will represent no economic interests and will have the power to appoint all of the Board of Managers of BellRing Brands, LLC; and

    - BellRing Brands, LLC Units, which will be non-voting membership units and which will represent economic interests in BellRing Brands, LLC;

  - Post's membership interests in BellRing Brands, LLC will be reclassified as 97,472,612 BellRing Brands, LLC Units;

  - BellRing Brands, LLC will issue the voting membership unit to BellRing Brands, Inc., and BellRing Brands, Inc. will appoint the Board of Managers of BellRing Brands, LLC;

  - BellRing Brands, Inc. will contribute the net proceeds it receives in this offering to BellRing Brands, LLC, in exchange for 31,818,182 BellRing Brands, LLC Units (which is equal to the number of shares of Class A common stock sold in this offering or 36,590,909 BellRing Brands, LLC Units if the underwriters exercise their over-allotment option in full);

  - Post, BellRing Brands, Inc., BellRing Brands, LLC and/or their respective subsidiaries will enter into (i) the employee matters agreement, (ii) the investor rights agreement, (iii) the tax matters agreement, (iv) the tax receivable agreement and (v) the master services agreement, each as described under "Certain Relationships and Related Party Transactions—Post-Offering Relationship with Post"; and

  - BellRing Brands, LLC will contribute all of the equity interests in Active Nutrition International and Premier Nutrition to Dymatize Enterprises, such that Dymatize Enterprises will be the direct holder of such equity interests.

In this offering, BellRing Brands, Inc. will issue 31,818,182 shares of Class A common stock (or 36,590,909 shares if the underwriters exercise their over-allotment option in full) in exchange for net proceeds of approximately $486.8 million (or approximately $561.0 million if the underwriters exercise their over-allotment option in full), assuming the shares are offered at $16.50 per share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting underwriting discounts and commissions and offering expenses payable by us. In connection with this offering, BellRing Brands, Inc. will use all of the net proceeds from this offering to acquire a number of newly issued BellRing Brands, LLC Units from BellRing Brands, LLC equal to the number of shares of Class A common stock sold in this offering.

Organizational Structure Following Formation Transactions and Offering

Immediately following the consummation of the formation transactions and this offering:

- The entities comprising Post's Active Nutrition business will be direct or indirect subsidiaries of BellRing Brands, LLC.

- BellRing Brands, Inc. will be a holding company, will have no material assets other than BellRing Brands, Inc.'s ownership of BellRing Brands, LLC Units and its indirect interests in the subsidiaries of BellRing Brands, LLC and will have no independent means of generating revenue or cash flow.

- The members of BellRing Brands, LLC will consist of Post and BellRing Brands, Inc.

- BellRing Brands, LLC will be treated as a partnership for U.S. federal income tax purposes immediately after BellRing Brands, Inc.'s purchase of BellRing Brands, LLC Units in connection with this offering and, as such, will not itself generally be subject to U.S. federal income tax under current U.S. tax laws. Each member of BellRing Brands, LLC will be required to take into account for U.S. federal income tax purposes its distributive share of the items of income, gain, loss and deduction of BellRing Brands, LLC.

- Post will hold 97,472,612 BellRing Brands, LLC Units, equal to 75.4% of the economic interest in BellRing Brands, LLC (or 72.7% if the underwriters exercise their over-allotment option in full) and one share of BellRing Brands, Inc. Class B common stock, which, for so long as Post or its affiliates (other than us) directly own more than 50% of the BellRing Brands, LLC Units, will represent 67% of the combined voting power of the common stock of BellRing Brands, Inc. as described in this prospectus. Subject to the terms of the amended and restated limited liability company agreement, Post may redeem BellRing Brands, LLC Units for, at BellRing Brands, LLC's option (as determined by its Board of Managers), (i) shares of BellRing Brands, Inc. Class A common stock or (ii) cash (based on the market price of the shares of BellRing Brands, Inc. Class A common stock). The redemption of BellRing Brands, LLC Units for shares of Class A common stock will be at an initial redemption rate of one share of Class A common stock for one BellRing Brands, LLC Unit, subject to customary redemption rate adjustments for stock splits, stock dividends and reclassifications. The share of BellRing Brands, Inc. Class B common stock will be initially owned by Post and cannot be transferred except to affiliates of Post (other than us). We do not intend to list our Class B common stock on any stock exchange. See "Certain Relationships and Related Party Transactions—Post-Offering Relationship with Post—Amended and Restated Limited Liability Company Agreement."

- The purchasers in this offering (i) will own 31,818,182 shares of our Class A common stock (or 36,590,909 shares if the underwriters exercise their over-allotment option in full), which, for so long as Post or its affiliates (other than us) directly own more than 50% of the BellRing Brands, LLC Units, will represent 33% of the combined voting power of our common stock and 100% of the economic interest in BellRing Brands, Inc., and (ii) through BellRing Brands, Inc.'s ownership of BellRing Brands, LLC Units, indirectly will hold 24.6% of the economic interest in BellRing Brands, LLC (or 27.3% if the underwriters exercise their over-allotment option in full).

- BellRing Brands, Inc. and BellRing Brands, LLC will at all times maintain, subject to certain exceptions, a one-to-one ratio between the number of shares of Class A common stock issued by

The following diagram shows our corporate structure immediately after completion of the formation transactions, this offering and the expected borrowings under the debt facilities described under "—Debt Financing Arrangements—Debt Facilities" and the application of the net proceeds of the offering and the debt facilities for the purposes described under "Use of Proceeds" (assuming an initial public offering price at the midpoint of the estimated offering price range set forth on the cover page of this prospectus and no exercise of the underwriters' over-allotment option):


Post Holdings, Inc.
Investors in this Offering
BellRing Brands, Inc. (Delaware Corporation) Public Company
Class B common stock
67% voting power of BellRing Brands, Inc.
No economic interest in BellRing Brands, Inc.
Class A common stock
33% voting power of BellRing Brands, Inc.
100% economic interest in BellRing Brands, Inc.
Non-voting membership units representing 24.6% economic interest in BellRing Brands, LLC
Voting membership unit representing power to appoint Board of Managers of BellRing Brands, LLC
Non-voting membership units representing 75.4% economic interest in BellRing Brands, LLC redeemable for Class A common stock or cash, at option of Board of Managers of BellRing Brands, LLC
BellRing Brands, LLC (Delaware LLC)
Lenders
$850.0 million external debt
TA/DEI-A Acquisition
Dymatize Enterprises, LLC
Premier Nutrition Company, LLC
Supreme Protein, LLC
Active Nutrition International GmbH

Debt Financing Arrangements

Unrestricted Subsidiary Designation

As part of the formation transactions and this offering, BellRing Brands, Inc. and its subsidiaries will be designated "unrestricted subsidiaries" under Post's senior note indentures and secured credit facility (meaning that they will not be guarantors of Post's senior notes or secured credit facility or subject to the covenants under Post's senior note indentures or secured credit facility), and any of such entities that are guarantors under Post's

secured credit facility will be released, as guarantors, the liens on their assets also will be released and the liens on any of their shares or other equity interests will be released. Thereafter, none of the assets of any such entities or their equity interests, including equity interests in their subsidiaries, will be pledged to secure Post's debt, and they will not guarantee any of Post's debt.

Post Bridge Loan

Prior to the completion of this offering, Post will borrow $1,309.5 million under an unsecured bridge loan (which we refer to as the "Post bridge loan") pursuant to a bridge facility agreement that Post and certain of its subsidiaries as guarantors (other than BellRing Brands, Inc., but including BellRing Brands, LLC and its domestic subsidiaries) will enter into with various financial institutions, including certain affiliates of the underwriters in this offering. The Post bridge loan will bear interest at a rate per annum equal to (i) for the period from and including October 11, 2019 to but excluding October 21, 2019, the Eurodollar Rate (as such term is defined in the bridge facility agreement) plus 450 basis points, (ii) for the period from and including October 21, 2019 to but excluding October 25, 2019, the Eurodollar Rate plus 500 basis points, (iii) for the period from and including October 25, 2019 to but excluding February 8, 2020, 12.00% and (iv) for the period from and including February 8, 2020 to but excluding the maturity date, 12.25%. Payments of interest on the Post bridge loan are due on October 21, 2019, October 25, 2019, December 31, 2019 and the last day of each quarter thereafter. The Post bridge loan will mature on August 23, 2024.

On the same day this offering is completed, BellRing Brands, LLC will enter into an assignment and assumption agreement with Post and the administrative agent (on behalf of the lenders) under the Post bridge loan pursuant to which (i) BellRing Brands, LLC will become the borrower under the Post bridge loan, and Post and its subsidiary guarantors (which will not include BellRing Brands, LLC or its domestic subsidiaries) will be released from their respective obligations thereunder, (ii) the domestic subsidiaries of BellRing Brands, LLC will continue to guarantee the Post bridge loan and (iii) BellRing Brands, LLC's obligations under the Post bridge loan will become secured by a first priority security interest in substantially all of the assets of BellRing Brands, LLC and in substantially all of the assets of its subsidiary guarantors. Post will retain the net cash proceeds of the Post bridge loan. It is expected that the Post bridge loan will be repaid in full with the proceeds of this offering and the net proceeds of BellRing Brands, LLC's borrowings under the debt facilities described below under "—Debt Facilities." See "Description of Certain Indebtedness."

Debt Facilities

Immediately after the completion of the formation transactions and the completion of this offering, BellRing Brands, LLC expects to enter into debt facilities consisting of a revolving credit facility with approximately $200.0 million borrowing capacity and an approximately $820.0 million term loan facility (which we refer to collectively as the "debt facilities") and use the proceeds of the borrowings thereunder to repay the remaining balance of the Post bridge loan and all interest thereunder, and for the other purposes described under "Use of Proceeds." A final determination as to whether to enter into any such debt facilities will be made by the BellRing Brands, LLC Board of Managers after completion of this offering. While we expect that the Board of Managers will determine to enter into the debt facilities and borrow funds under the debt facilities, we can provide no assurance that the Board of Managers will make such a determination. We anticipate that BellRing Brands, LLC, if its Board of Managers determines to borrow under the debt facilities, will borrow approximately $820.0 million under the term loan facility and approximately $30.0 million under the revolving credit facility and receive net proceeds of approximately $6.1 million, after deducting fees and expenses, repayment of the remaining portion of the Post bridge loan and related interest and repayment of cash and cash equivalents to Post.

We expect that the revolving credit facility also will be available for working capital and for general corporate purposes (including acquisitions) and that a portion of the revolving credit facility will be available for letters of credit. The debt facilities also may include incremental revolving and term loan facilities at our request and at the discretion of the lenders, on terms to be agreed upon with such lenders.

We expect that the BellRing Brands, LLC obligations under the debt facilities will be unconditionally guaranteed by its existing and subsequently acquired or organized domestic subsidiaries (other than immaterial subsidiaries) and that the debt facilities will be secured by security interests on substantially all of the assets of BellRing Brands, LLC and the assets of its subsidiary guarantors, subject to limited exceptions. BellRing Brands, Inc. will not be an obligor or guarantor under the debt facilities, nor will BellRing Brands, Inc. pledge its BellRing Brands, LLC Units as collateral. See "Description of Certain Indebtedness."

Our Relationship with Post

BellRing Brands, Inc. is currently a wholly-owned subsidiary of Post. After the consummation of the formation transactions and this offering, Post will own one share of our Class B common stock and, for so long as Post or its affiliates (other than us) directly own more than 50% of the BellRing Brands, LLC Units as described in this prospectus, will control 67% of the combined voting power of our outstanding common stock. Post will control any action requiring the general approval of our stockholders, including the election of our Board of Directors, the adoption of certain amendments to our amended and restated certificate of incorporation and our amended and restated bylaws and the approval of any merger or sale of substantially all of our assets. We do not currently expect to rely on the "controlled company" exemptions of the NYSE.

Post will receive the net proceeds of the Post bridge loan, estimated to be approximately $1,306.2 million after deducting fees and expenses, which it expects to use to repay a portion of its existing debt. Neither BellRing Brands, Inc. nor BellRing Brands, LLC will receive any of the proceeds of the Post bridge loan.

On the same date that this offering is completed, Post, BellRing Brands, Inc., BellRing Brands, LLC and/or their respective subsidiaries will enter into (i) the employee matters agreement, (ii) the investor rights agreement, (iii) the tax receivable agreement, (iv) the tax matters agreement, (v) the amended and restated limited liability company agreement and (vi) the master services agreement, each as described under "Certain Relationships and Related Party Transactions—Post-Offering Relationship with Post."

Recent Developments—Preliminary Fourth Quarter Net Sales

Our preliminary estimate of net sales for our fiscal quarter and fiscal year ended September 30, 2019 is between $_____ million and $_____ million and between $_____ million and $_____ million, respectively.

Net sales trends for the quarter ended September 30, 2019 are expected to be impacted by the following:

- The fourth quarter of fiscal 2019 is expected to be negatively impacted by approximately $15 million of net sales associated with the request for early delivery of product made by a large customer to support promotional activity in the third quarter of fiscal 2019, as compared to comparable delivery in the fourth quarter of fiscal 2018.

- Net sales of nutrition bars in North America are estimated to be lower primarily driven by distribution losses and strategic sales reductions of low performing products within our portfolio.

- The reclassification of certain payments to customers from selling expenses to net sales in the three months ended September 30, 2019, in connection with the adoption of Accounting Standards Update ("ASU") 2014-09, "Revenue from Contracts with Customers (Topic 606)."

We have provided a range for our current preliminary unaudited estimates of net sales because they are subject to the completion of financial closing procedures, final adjustments and other developments that may arise between now and the time the financial results for our fiscal quarter and fiscal year ended September 30, 2019 are finalized. Actual net sales may differ materially from these estimates, and the preliminary estimates are subject to change. While we are currently unaware of any items that would require us to make adjustments to the ranges of net sales set forth above, it is possible that we or our independent registered public accounting firm may identify such items as we complete our financial statements for our fiscal quarter and fiscal year ended September 30, 2019. In addition, the presentation of our preliminary unaudited estimates set forth above is not intended to imply that actual results could not fall outside of the estimated ranges, and our preliminary unaudited estimates of net sales are not necessarily indicative of similar operating results for any future periods. Further, our preliminary unaudited estimates of net sales for our fiscal quarter and fiscal year ended September 30, 2019 have been prepared by our management based only upon information available to them as of the date hereof.

The preliminary financial data included in this registration statement has been prepared by, and is the responsibility of, BellRing Brands, Inc.'s management. PricewaterhouseCoopers LLP has not audited, reviewed, compiled or applied agreed-upon procedures with respect to the preliminary financial data. Accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto.

Accordingly, undue reliance should not be placed on the preliminary estimates set forth above. The preliminary estimates set forth above should be read together with "Risk Factors," "Special Statement Regarding Forward-Looking Statements," "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and related notes included elsewhere in this prospectus.

EMERGING GROWTH COMPANY STATUS

As a company with less than $1.07 billion in gross revenue during our last fiscal year, we qualify as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"). We will continue to be an emerging growth company until the earliest to occur of:

- the last day of the fiscal year following the fifth anniversary of this offering;

- the last day of the fiscal year in which we have more than $1.07 billion in annual gross revenue;

- the last day of the fiscal year in which we are deemed to be a "large accelerated filer" as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which would occur if the market value of our common stock that is held by non-affiliates exceeds $700.0 million as of the prior March 31 and we have been publicly reporting for at least 12 months; or

- the date on which we have issued more than $1.0 billion of non-convertible debt during the prior three-year period.

For so long as we remain an emerging growth company, we are permitted and currently intend to rely on various provisions of the JOBS Act that contain exceptions from disclosure and other requirements that otherwise are applicable to companies that conduct initial public offerings and file periodic reports with the SEC. These JOBS Act provisions:

- permit us to include less than five years of selected financial data in this prospectus;

- permit us to include reduced disclosure regarding our executive compensation in this prospectus and our SEC filings as a public company;

- provide an exemption from the independent public accountant attestation requirement in the assessment of our internal control over financial reporting under the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act");

THE OFFERING

Issuer	BellRing Brands, Inc.
Class A common stock offered	31,818,182 shares (or 36,590,909 shares if the underwriters exercise their over-allotment option in full). Each share of our Class A common stock will be eligible for dividends and distributions upon liquidation.
Class A common stock to be outstanding after this offering	31,818,182 shares (or 36,590,909 shares if the underwriters exercise their over-allotment option in full).
Over-allotment option	We have granted to the underwriters an option to purchase up to 4,772,727 additional shares of our Class A common stock from us at the initial public offering price (less underwriting discounts and commissions) to cover over-allotments, if any, for a period of thirty days from the date of this prospectus.
Class B common stock to be outstanding after this offering	One share, which will be issued to Post. The share of our Class B common stock will have no economic rights and cannot be transferred by Post except to its affiliates (other than us).
Voting rights	One vote per share for Class A common stock; Class A common stock and Class B common stock vote together as a single class on all matters submitted to a vote of stockholders. See "Description of Capital Stock." For so long as Post or its affiliates (other than us) directly own more than 50% of the BellRing Brands, LLC Units, the aggregate voting power of the share of our Class B common stock will represent 67% of the combined voting power of the common stock of BellRing Brands, Inc. and, in the aggregate, the holders of the Class A common stock will have 33% of the combined voting power of the common stock of BellRing Brands, Inc. In the event that Post and its affiliates (other than us) hold 50% or less of the BellRing Brands, LLC Units, the holder of the share of Class B common stock shall be entitled to a number of votes equal to the number of BellRing Brands, LLC Units held by all persons other than us; provided, that (i) Post, or its applicable affiliate, as the holder of the share of our Class B common stock, will only be entitled to cast a number of votes on its own behalf and at its own discretion equal to the number of BellRing Brands, LLC

Units held by Post and its affiliates (other than us), and (ii) in the event that any BellRing Brands, LLC Units are held by persons other than us or Post and its affiliates, then Post, or its applicable affiliate, as the holder of the share of our Class B common stock, will cast the remainder of the votes to which the share of our Class B common stock is entitled only in accordance with instructions and directions from such other holders of the BellRing Brands, LLC Units in accordance with proxies granted by Post to, or voting agreements or other voting arrangements entered into by Post with, such other holders pursuant to the amended and restated limited liability company agreement.

Redemption Rights of the BellRing Brands, LLC
Units . . . .   Subject to the terms of the amended and restated limited liability company agreement, BellRing Brands, LLC Units may be redeemed at any time for, at BellRing Brands, LLC's option (as determined by its Board of Managers), (i) shares of our Class A common stock or (ii) cash (based on the market price of the shares of our Class A common stock). The redemption of BellRing Brands, LLC Units for shares of Class A common stock will be at an initial redemption rate of one share of Class A common stock for one BellRing Brands, LLC Unit, subject to customary redemption rate adjustments for stock splits, stock dividends and reclassifications.

Listing . . . .   We have received approval to list our Class A common stock on the NYSE under the trading symbol "BRBR".

Controlled company . . . .   As a result of Post's ownership of our share of Class B common stock following this offering, Post will beneficially own more than 50% of the combined voting power of our outstanding common stock, and we will be a "controlled company" within the meaning of the NYSE corporate governance standards; however, we do not currently expect to rely on the "controlled company" exemptions.

Use of proceeds . . . .   We estimate that the net proceeds from the sale of our Class A common stock in this offering, after deducting the underwriting discount and expenses of this offering, will be approximately $486.8 million (or $561.0 million if the underwriters exercise their over-allotment option in full) based on an assumed initial public offering price of $16.50 per share (the midpoint of the estimated

. . . . offering price range set forth on the cover page of this prospectus).

BellRing Brands, Inc. will contribute the net proceeds of this offering to BellRing Brands, LLC in exchange for BellRing Brands, LLC Units as described under "—Formation Transactions." BellRing Brands, LLC, in turn, will use the net proceeds of this offering that it receives from BellRing Brands, Inc. to repay a portion of the Post bridge loan and related interest. Immediately after the completion of the formation transactions and the completion of this offering, BellRing Brands, LLC expects to enter into the debt facilities and use the proceeds of such borrowing under the term loan facility and the revolving credit facility (i) to repay the remaining balance of the Post bridge loan and all interest thereunder, (ii) to pay directly, or reimburse Post for, as applicable, all fees and expenses incurred by us or Post in connection with this offering and the formation transactions (including the debt facilities but excluding the Post bridge loan), (iii) to reimburse Post for the amount of cash on our balance sheet immediately prior to the completion of this offering, and (iv) to the extent there are any remaining proceeds, for general corporate purposes, including, for example, to redeem for cash any BellRing Brands, LLC Units that Post may elect in the future to redeem. Post has advised us that it may determine to redeem a portion of its BellRing Brands, LLC Units in the event the proceeds of this offering together with the proceeds of the borrowings under the debt facilities as described in this prospectus result in net proceeds to BellRing Brands, LLC that exceed the amount of funds required to satisfy the uses described under clauses (i) through (iii) above. See "Use of Proceeds" and "Description of Certain Indebtedness—Debt Facilities."

Conflicts of Interest . . . . Affiliates of Morgan Stanley & Co. LLC, Citigroup Global Markets Inc., J.P. Morgan Securities LLC, Goldman Sachs & Co. LLC, BofA Securities, Inc. and Credit Suisse Securities (USA) LLC, each of which is an underwriter in this offering, are lenders under the Post bridge loan. The proceeds received by BellRing Brands, LLC from its sale of BellRing Brands, LLC Units will be used to repay a portion of the Post bridge loan and related interest. Because of the manner in which the proceeds will be used, this offering will be conducted in accordance with

	Financial Industry Regulatory Authority, Inc., or FINRA, Rule 5121. This rule requires, among other things, that a qualified independent underwriter has participated in the preparation of, and has exercised the usual standards of ''due diligence'' with respect to, this prospectus and the registration statement of which this prospectus forms a part. Barclays Capital Inc. has agreed to act as qualified independent underwriter for the offering and to undertake the legal responsibilities and liabilities of an underwriter under the Securities Act, specifically including those inherent in Section 11 of the Securities Act. We will agree to indemnify Barclays Capital Inc. against liabilities incurred in connection with acting as qualified independent underwriter, including liabilities under the Securities Act. Moreover, none of Morgan Stanley & Co. LLC, Citigroup Global Markets Inc., J.P. Morgan Securities LLC, Goldman Sachs & Co. LLC, BofA Securities, Inc. and Credit Suisse Securities (USA) LLC, is permitted to sell Class A common stock in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder. See "Underwriting (Conflicts of Interest)."
Dividend Policy	We do not intend to pay dividends on our Class A common stock or to cause BellRing Brands, LLC to make distributions to its members (other than to make certain distributions as described under "Certain Relationships and Related Party Transactions—Post-Offering Relationship with Post—Amended and Restated Limited Liability Company Agreement"). We anticipate that we will retain all available funds and any future earnings to support our operations and to finance the growth and development of our business. Any future determination to pay dividends on our Class A common stock will be made by our Board of Directors.
Tax Receivable Agreement	We intend to enter into a tax receivable agreement with Post and BellRing Brands, LLC that will provide for the payment by us to Post (or certain of its transferees or other assignees) of 85% of the amount of cash savings, if any, in U.S. federal income tax, as well as state and local income tax and franchise tax (using an assumed tax rate on a base equal to the U.S. federal taxable income of BellRing Brands, Inc.), that we actually realize (or, in some circumstances, we are deemed to realize)

as a result of (a) the increase in the tax basis of assets of BellRing Brands, LLC attributable to (i) the redemption of BellRing Brands, LLC Units by Post (or certain of its transferees or assignees) pursuant to the amended and restated limited liability company agreement, (ii) deemed sales by Post (or certain of its transferees or assignees) of BellRing Brands, LLC Units or assets to BellRing Brands, Inc., (iii) certain actual or deemed distributions from BellRing Brands, LLC to Post (or certain of its transferees or assignees) and (iv) certain formation transactions, (b) disproportionate allocations of tax benefits to BellRing Brands, Inc. as a result of Section 704(c) of the Internal Revenue Code of 1986, as amended (the "Code") and (c) certain tax benefits (e.g., basis adjustments, deductions, etc.) attributable to payments under the tax receivable agreement. See "Certain Relationships and Related Party Transactions—Post-Offering Relationship with Post—Tax Receivable Agreement."

Unless otherwise noted, references in this prospectus to the number of shares of our common stock outstanding after this offering exclude shares of our Class A common stock that may be granted under the BellRing Brands, Inc. 2019 Long-Term Incentive Plan ("2019 LTIP") that we plan to adopt prior to this offering. We have reserved 2,000,000 shares of our Class A common stock for issuance under the 2019 LTIP. See "Executive Compensation—BellRing Brands, Inc. 2019 Long-Term Incentive Plan" for additional information regarding our equity incentive plan.

Unless otherwise indicated, the information contained in this prospectus is as of the date set forth on the cover page of this prospectus and assumes:

- the completion of the formation transactions as described elsewhere in this prospectus;

- an initial public offering price of $16.50 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus;

- that BellRing Brands, LLC has entered into debt facilities on the terms described in this prospectus; and

- that the underwriters' over-allotment option to purchase from us additional shares of Class A common stock is not exercised.

Our ability to meet expenses and debt service obligations will depend on our future performance, which will be affected by financial, business, economic and other factors, including potential changes in consumer preferences, the success of product and marketing innovation and pressure from competitors. If we do not generate enough cash to pay our debt service obligations, we may be required to refinance all or part of our debt, sell assets, borrow more money or raise additional equity capital.

Despite our anticipated level of indebtedness, we may be able to incur substantially more debt, which could further exacerbate the risks described above, and we may in any event be required to maintain a minimum level of indebtedness.

We may be able to incur significant additional indebtedness in the future. Although the financing arrangements governing our indebtedness may contain restrictions on our ability to incur additional indebtedness, these restrictions may be subject to a number of qualifications and exceptions, and the additional indebtedness that may be incurred in compliance with these restrictions could be substantial. These restrictions also may not prevent us from incurring certain obligations that may not constitute indebtedness under the documents governing our indebtedness. As long as Post or its affiliates (other than us) owns more than 50% of the BellRing Brands, LLC Units as described in this prospectus, it will be able to control nearly all corporate actions that require a stockholder vote of the stockholders of BellRing Brands, Inc., as well as the right under the investor rights agreement to designate a majority of the directors of BellRing Brands, Inc. In order to preserve its intended tax treatment in connection with the formation transactions, we expect that, so long as Post has the ability to control us, Post will require that BellRing Brands, LLC maintain a minimum level of outstanding indebtedness equal to $800.0 million less the amount of undistributed taxable income of BellRing Brands, LLC and its subsidiaries allocable to Post following the consummation of the formation transactions.

The agreements governing our debt may contain various covenants that limit our ability to take certain actions and also require us to meet financial maintenance tests, and failure to comply with these covenants could have a material adverse effect on us.

Our financing arrangements may contain restrictions, covenants and events of default that, among other things, require us to satisfy certain financial tests and maintain certain financial ratios and restrict our ability to incur additional indebtedness and to refinance our existing indebtedness. Financing arrangements which we enter into in the future could contain similar restrictions and additionally could require us to comply with similar, new or additional financial tests or to maintain similar, new or additional financial ratios. The terms of our financing arrangements may impose various restrictions and covenants on us that could limit our ability to respond to market conditions, provide for capital investment needs or take advantage of business opportunities by limiting the amount of additional borrowings we may incur. These restrictions may include compliance with, or maintenance of, certain financial tests and ratios and may limit or prohibit our ability to, among other things:

- borrow money or guarantee debt;
- create liens;
- make investments and acquisitions;
- enter into, or permit to exist, contractual limits on the ability of our subsidiaries to pay dividends to us;
- enter into new lines of business;
- enter into transactions with affiliates; and
- sell assets or merge with other companies.

Various risks, uncertainties and events beyond our control could affect our ability to comply with these restrictions and covenants. Failure to comply with any of the restrictions and covenants that may be in our financing arrangements could result in a default under those arrangements and under other arrangements that may contain cross-default provisions.

future and also may decrease gain (or increase loss) otherwise allocable to us from BellRing Brands, LLC on future dispositions of certain of BellRing Brands, LLC's assets to the extent the increased tax basis is allocated to those assets. Furthermore, under Section 704(c) of the Code, we will be entitled to certain tax benefits generated by the pre-existing, contributed tax basis in BellRing Brands, LLC's assets in excess of our pro rata share of such basis at the time of the partnership's formation. The IRS may challenge all or part of these tax basis increases and tax benefits and no assurances can be made regarding the availability of these tax basis increases or other tax benefits.

Upon the closing of this offering, we will enter into the tax receivable agreement with Post and BellRing Brands, LLC. Under the tax receivable agreement, we will be required to make cash payments to Post (or certain of its transferees or other assignees) equal to 85% of the amount of cash savings, if any, in U.S. federal income tax, as well as state and local income tax and franchise tax (using an assumed tax rate on a base equal to the U.S. federal taxable income of BellRing Brands, Inc.), that we realize (or, in some circumstances, we are deemed to realize) as a result of (a) the increase in the tax basis of the assets of BellRing Brands, LLC attributable to (i) the redemption of BellRing Brands, LLC Units by Post (or certain of its transferees or assignees) pursuant to the amended and restated limited liability company agreement, (ii) deemed sales by Post (or certain of its transferees or assignees) of BellRing Brands, LLC Units or assets to BellRing Brands, Inc. or BellRing Brands, LLC, (iii) certain actual or deemed distributions from BellRing Brands, LLC to Post (or certain of its transferees or assignees) and (iv) certain formation transactions, (b) disproportionate allocations of tax benefits to BellRing Brands, Inc. as a result of Section 704(c) of the Code and (c) certain tax benefits (e.g., imputed interest, basis adjustments, deductions, etc.) attributable to payments under the tax receivable agreement. Any payments made by us under the tax receivable agreement will generally reduce the amount of overall cash flow that might have otherwise been available to us. To the extent that we are unable to make payments under the tax receivable agreement for any reason, such payments will be deferred and will accrue interest until paid. There can be no assurance that we will be able to fund or finance our obligations under the tax receivable agreement. Furthermore, our future obligation to make payments under the tax receivable agreement could make us a less attractive target for an acquisition, particularly in the case of an acquirer that cannot use some or all of the tax benefits that are subject of the tax receivable agreement. Actual tax benefits realized by us may differ from the tax benefits calculated pursuant to the terms of the tax receivable agreement, including as a result of the use of certain assumptions in the tax receivable agreement, including the use of an assumed state and local income tax rate on a base equal to the U.S. federal taxable income of BellRing Brands, Inc. to calculate tax benefits. Payments under the tax receivable agreement are not conditioned on Post's continued ownership of BellRing Brands, LLC Units or our Class A common stock or Class B common stock after this offering. The payment obligation is a payment obligation of ours and not of BellRing Brands, LLC.

Post has advised us that, except under the circumstances described under "Use of Proceeds," it has no definitive plans to exit its interests in BellRing Brands, Inc. or BellRing Brands, LLC, and it does not currently expect that any such exit would include the redemption of its BellRing Brands, LLC Units, as described above, due to unfavorable tax consequences that it could incur as a result, particularly in light of the availability of more tax-efficient exit alternatives—including tax-free "spin-off" or "split-off" transactions (which are not expected to result in adjustments to the tax basis of the assets of BellRing Brands, LLC). Post (or its transferees or assignees) may nevertheless determine to engage in redemptions in its sole discretion and, in such event, the actual increase in tax basis and the amount and timing of any payments under the tax receivable agreement will vary depending upon a number of factors, including the timing of any future redemptions, the price of shares of our Class A common stock at the time of the redemption, the nature of the assets owned by BellRing Brands, LLC at the time of the redemption, the extent to which such redemptions are taxable, the tax rates then applicable and the amount and timing of our income. For an illustration of the amount, based upon certain assumptions, that would be payable by BellRing Brands, Inc. under the tax receivable agreement if all of Post's (and its transferees' and assignees') BellRing Brands, LLC Units were redeemed, see "Unaudited Pro Forma Condensed Consolidated Financial Information."

upon specific assumptions with respect to future business decisions, some of which will change. In addition, such guidance will not be prepared with a view toward compliance with published guidelines of the American Institute of Certified Public Accountants, and neither our independent registered public accounting firm nor any other independent expert or outside party will compile or examine the guidance and, accordingly, no such person will express any opinion or any other form of assurance with respect thereto. Guidance is necessarily speculative in nature, and it can be expected that some or all of the assumptions of the guidance that may be furnished by us will not materialize or will vary significantly from actual results. In light of the foregoing, investors are urged to put the guidance in context and not to place undue reliance on it. Further, we do not accept any responsibility for any projections or reports published by analysts or investors. In the event that our actual operating results differ significantly from any guidance we provide, our stock price may decline.

Investors purchasing Class A common stock in this offering will experience immediate and substantial dilution.

The initial public offering price of our Class A common stock will be substantially higher than the as adjusted net tangible book value per outstanding share of our Class A common stock. Therefore, if you purchase our Class A common stock in this offering, you will incur an immediate substantial dilution of $22.08 per share, the difference between the price per share you paid for a share of Class A common stock (based on the midpoint of the estimated offering price range set forth on the cover page of this prospectus) and the as adjusted net tangible book value per share of our Class A common stock calculated as of June 30, 2019, after giving effect to the issuance of shares of our Class A common stock in this offering. For additional information about the dilution that you will experience immediately after this offering, see "Dilution."

Because there has not been any public market for our Class A common stock, the market price and trading volume of our Class A common stock may be volatile, which could subject us to securities class action litigation and prevent you from being able to sell your shares at or above the offering price.

Prior to this offering, there has been no public market for shares of our Class A common stock. The initial public offering price of our Class A common stock was determined through negotiation among us, Post and the underwriters. This price does not necessarily reflect the price at which investors in the market will be willing to buy and sell shares of our Class A common stock following this offering. In addition, the market price of our Class A common stock following this offering may be highly volatile and could fluctuate significantly for many reasons, including the risk factors described in this section, many of which are beyond our control and may not be related to our operating performance. Such reasons may include, among others, reports by industry analysts, our failure to meet analysts' earnings estimates, investor perceptions or negative developments relating to our customers, competitors or suppliers and general economic and industry conditions. Furthermore, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political and market conditions such as recessions, interest rate changes or international currency fluctuations, may negatively impact the market price of shares of our Class A common stock. In addition, such fluctuations could subject us to securities class action litigation, which could result in substantial costs and divert our management's attention from other matters, which could potentially harm our business. These fluctuations could cause you to lose part of your investment in our Class A common stock since you might be unable to sell your shares at or above the price you paid in this offering.

If equity research analysts do not publish research or reports, or publish unfavorable research or reports, about us, our business or our market, our stock price and trading volume could decline.

The trading market for our Class A common stock will be influenced by the research and reports that equity research analysts publish about us and our business. Equity research analysts may elect not to provide research coverage of our Class A common stock after this offering, and such lack of research coverage may adversely affect the market price of our Class A common stock. In the event we do have equity research analyst coverage, we will not have any control over the analysts or the content and opinions included in their reports. The price of our stock could decline if one or more equity research analysts downgrade our stock or issue other unfavorable commentary or research. If one or more equity research analysts cease coverage of our Company or fail to publish reports on us regularly, demand for our Class A common stock could decrease, which in turn could cause our stock price or trading volume to decline.

An active trading market for our Class A common stock may not develop or be sustained.

We have received approval to list our Class A common stock on the NYSE under the symbol "BRBR". However, we cannot assure you that an active trading market for our Class A common stock will develop on that exchange or elsewhere or, if developed, that any market will be sustained. In addition, there can be no assurance of the liquidity of any trading market, your ability to sell your shares of our Class A common stock when desired or the prices that you may obtain for your shares. Further, our Class A common stock likely will not be eligible to be included in certain stock indices because of our dual class voting structure. For example, in July 2017, S&P Dow Jones stated that companies with multiple share classes will not be eligible for inclusion in the S&P Composite 1500 (comprised of the S&P 500, S&P MidCap 400 and S&P SmallCap 600). Any such exclusion from indices could result in a less active trading market for our Class A common stock.

A substantial portion of our total outstanding shares of Class A common stock may be sold into the market at any time. These sales could cause the market price of our Class A common stock to drop significantly, even if our business is doing well.

The market price of our Class A common stock could decline as a result of sales of a large number of shares of our Class A common stock or the perception that such sales could occur. These sales, or the possibility that these sales may occur, could make it more difficult for you to sell your shares of our Class A common stock at a time and price that you consider appropriate, and could impair our ability to raise equity capital or use our common stock as consideration for acquisitions of other businesses, investments or other corporate purposes. After the consummation of this offering, we will have 129,290,794 shares of outstanding Class A common stock on a fully diluted basis, assuming that all of the BellRing Brands, LLC Units outstanding after giving effect to the formation transactions and this offering described under "Prospectus Summary—Formation Transactions," excluding those held by us, are redeemed for shares of our Class A common stock and assuming no exercise of the underwriters' over-allotment option. Also, in the future, we may issue shares of our Class A common stock or securities convertible into shares of our Class A common stock in connection with investments or acquisitions. The number of shares of our Class A common stock issued in connection with an investment or acquisition could constitute a material portion of our then outstanding shares of common stock.

Immediately following the consummation of the formation transactions and this offering, the members of BellRing Brands, LLC will consist of us and Post, which will hold 97,472,612 BellRing Brands, LLC Units (equal to 75.4% of the economic interest in BellRing Brands, LLC) (or 72.7% if the underwriters exercise their over-allotment option in full) and one share of our Class B common stock, which, so long as Post or its affiliates (other than us) directly own more than 50% of the BellRing Brands, LLC Units as described in this prospectus, will represent 67% of the combined voting power of our outstanding common stock. Subject to the terms of the amended and restated limited liability company agreement, BellRing Brands, LLC Units will be redeemable for, at the option of BellRing Brands, LLC (as determined by its Board of Managers), (i) shares of our Class A common stock or (ii) cash (based on the market price of the shares of our Class A common stock). The redemption of BellRing Brands, LLC Units for shares of Class A common stock will be at an initial redemption rate of one share of Class A common stock for one BellRing Brands, LLC Unit, subject to customary redemption rate adjustments for stock splits, stock dividends and reclassifications. Shares of our Class A common stock issuable upon a redemption of BellRing Brands, LLC Units as described above would be considered "restricted securities," as that term is defined in Rule 144 under the Securities Act, unless the issuance is registered under the Securities Act. We, our executive officers and directors and Post also will agree with the underwriters not to sell, otherwise dispose of or hedge any our Class A common stock or BellRing Brands, LLC Units or securities convertible or exchangeable for shares of our Class A common stock, subject to specified exceptions, during the period from the date of this prospectus continuing through the date that is 180 days after the date of this prospectus, except with the prior written consent of the representatives of the underwriters. After the expiration of the 180-day lock-up period, the shares of our Class A common stock issuable upon redemption of BellRing Brands, LLC Units will be eligible for resale from time to time, subject to certain contractual restrictions and the requirements of the Securities Act.

We intend to file a registration statement under the Securities Act as soon as practicable after the closing of this offering registering 2,000,000 shares of our Class A common stock reserved for issuance under the 2019 LTIP, under which we may grant stock options, restricted stock units and other share-based awards to employees, directors and other service providers, and we will enter into an investor rights agreement with Post providing certain governance and registration rights. See the information under the headings "Shares Eligible for Future Sale" and "Certain Relationships and Related Party Transactions—Post-Offering Relationship with Post—Investor Rights Agreement" for a more detailed description of the shares of our Class A common stock that will be available for future sale upon completion of this offering. Any shares of Class A common stock registered pursuant to the investor rights agreement will be freely tradable in the public market following the 180-day lock-up period described above.

Our issuance of additional capital stock in connection with financings, acquisitions, investments, our stock incentive plans or otherwise could dilute all other stockholders.

Our amended and restated certificate of incorporation will authorize us to issue up to 500,000,000 shares of Class A common stock, one share of Class B common stock and up to 50,000,000 shares of preferred stock with such rights and preferences as may be determined by our Board of Directors. Subject to compliance with applicable law and various ancillary agreements we intend to enter into with Post and its affiliates (other than us) in connection with this offering, we may issue shares of our Class A common stock, or securities convertible into shares of our Class A common stock, from time to time in connection with a financing, an acquisition, an investment, our stock incentive plans or otherwise. We may issue additional shares of our Class A common stock or securities convertible into shares of our Class A common stock from time to time at a discount to the market price of our Class A common stock at the time of issuance. Any issuance of such securities could result in substantial dilution to our existing stockholders and cause the market price of shares of our Class A common stock to decline.

We do not expect to declare or pay any dividends on our Class A common stock for the foreseeable future.

We do not intend to pay cash dividends on our Class A common stock for the foreseeable future. Consequently, investors must rely on sales of their shares of our Class A common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Investors seeking dividends should not purchase shares of our Class A common stock. Any future determination to pay dividends will be at the discretion of our Board of Directors and subject to, among other things, our compliance with applicable law, and depending on, among other things, our results of operations, financial condition, level of indebtedness, capital requirements, contractual restrictions, restrictions in our debt agreements, business prospects and other factors that our Board of Directors may deem relevant. The payment, including timing and amount, of any dividends will be at the discretion of our Board of Directors. Our ability to pay dividends depends on our receipt of cash dividends from our operating subsidiaries, including BellRing Brands, LLC, and our ability to pay dividends may be further restricted as a result of the laws of our subsidiaries' jurisdictions of organization or their agreements, including agreements governing indebtedness.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of our Class A common stock in this offering, after deducting the underwriting discounts and commissions and expenses of this offering, will be approximately $486.8 million ($561.0 million if the underwriters exercise their over-allotment option in full) based on an assumed initial public offering price of $16.50 per share (the midpoint of the estimated offering price range set forth on the cover page of this prospectus).

BellRing Brands, Inc. will contribute the net proceeds of this offering to BellRing Brands, LLC in exchange for BellRing Brands, LLC Units as described under "Prospectus Summary—Formation Transactions." BellRing Brands, LLC, in turn, will use the net proceeds of this offering that it receives from BellRing Brands, Inc. to repay a portion of the Post bridge loan and related interest. Immediately after the completion of the formation transactions and the completion of this offering, BellRing Brands, LLC expects to enter into the debt facilities and use the proceeds of such borrowing under the term loan facility and the revolving credit facility (i) to repay the remaining balance of the Post bridge loan and all interest thereunder, (ii) to pay directly, or reimburse Post for, as applicable, all fees and expenses incurred by us or Post in connection with this offering and the formation transactions (including the debt facilities but excluding the Post bridge loan), (iii) to reimburse Post for the amount of cash on our balance sheet immediately prior to the completion of this offering, and (iv) to the extent there are any remaining proceeds, for general corporate purposes, including, for example, to redeem for cash any BellRing Brands, LLC Units that Post may elect in the future to redeem. Post has advised us that it may determine to redeem a portion of its BellRing Brands, LLC Units in the event the proceeds of this offering together with the proceeds of the borrowings under the debt facilities as described in this prospectus result in net proceeds to BellRing Brands, LLC that exceed the amount of funds required to satisfy the uses described under clauses (i) through (iii) above. See "Description of Certain Indebtedness—Debt Facilities." The Post bridge loan bears an initial interest rate equal to the Eurodollar Rate (as such term is defined in the bridge facility agreement) plus 450 basis points and thereafter as described under "Description of Certain Indebtedness—Post Bridge Loan" and matures on August 23, 2024. The Post bridge loan will be entered into by Post as part of the formation transactions. Post will retain all of the net proceeds of the Post bridge loan, and BellRing Brands, LLC will become the borrower under the Post bridge loan as part of the formation transactions.

Each $1.00 increase or decrease in the assumed initial public offering price of $16.50 per share would increase or decrease the net proceeds to us from this offering by $30.0 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and expenses of this offering. Similarly, each increase or decrease of 1.0 million in the number of shares we are offering would increase or decrease the net proceeds to us from this offering by $13.9 million, assuming no change in the assumed initial public offering price of $16.50 per share and after deducting the estimated underwriting discounts and commissions and expenses of this offering.

Affiliates of Morgan Stanley & Co. LLC, Citigroup Global Markets Inc., J.P. Morgan Securities LLC, Goldman Sachs & Co. LLC, BofA Securities, Inc. and Credit Suisse Securities (USA) LLC, each of which is an underwriter in this offering, are lenders under the Post bridge loan. The proceeds received by BellRing Brands, LLC from its sale of BellRing Brands, LLC Units will be used to repay a portion of the Post bridge loan and related interest. Because of the manner in which the proceeds will be used, this offering will be conducted in accordance with Financial Industry Regulatory Authority, Inc., or FINRA, Rule 5121. This rule requires, among other things, that a qualified independent underwriter has participated in the preparation of, and has exercised the usual standards of ''due diligence'' with respect to, this prospectus and the registration statement of which this prospectus forms a part. Barclays Capital Inc. has agreed to act as qualified independent underwriter for the offering and to undertake the legal responsibilities and liabilities of an underwriter under the Securities Act, specifically including those inherent in Section 11 of the Securities Act. We will agree to indemnify Barclays Capital Inc. against liabilities incurred in connection with acting as qualified independent underwriter, including liabilities under the Securities Act. Moreover, none of Morgan Stanley & Co. LLC, Citigroup Global Markets

CAPITALIZATION

The following table shows our cash and cash equivalents and capitalization as of June 30, 2019:

- on an actual basis; and

- on an as adjusted basis after giving effect to: (i) this offering, at an assumed initial public offering price of $16.50 per share (which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus), (ii) the entry of BellRing Brands, LLC into the debt facilities, the borrowing by BellRing Brands, LLC under the term loan facility and the revolving credit facility and the application of the net proceeds of this offering and the debt facilities to repay in full the Post bridge loan and all interest thereunder and for the other purposes described under "Use of Proceeds" and (iii) the formation transactions, and assuming no exercise of the underwriters' over-allotment option.

You should read the following table together with "Selected Historical Condensed Combined Financial and Other Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Unaudited Pro Forma Condensed Consolidated Financial Information," Post's Active Nutrition business's audited combined financial statements and the notes thereto as of September 30, 2018 and 2017 and for the three fiscal years ended September 30, 2018 and Post's Active Nutrition business's unaudited condensed combined financial statements and the notes thereto for the nine months ended June 30, 2019 and 2018, each appearing elsewhere in this prospectus.

	As of June 30, 2019 (unaudited)	
	Active Nutrition Historical	BellRing Brands, Inc. As adjusted
($ in millions)		
Cash and cash equivalents[(a)(b)(c)]	$ 3.4	$ 9.5
Debt, including current and long-term:		
Term loan facility[(a)]	—	820.0
Revolving credit facility[(a)]	—	30.0
Total principal debt[(a)]	—	850.0
Less: Debt issuance costs[(a)]	—	(10.2)
Unamortized discount[(a)]	—	(4.1)
Total debt[(a)]	—	835.7
Noncontrolling interest	—	1,608.3
Stockholders' Equity:		
Common stock:		
Class A, par value $0.01 per share; actual: No shares authorized, issued and outstanding as of June 30, 2019; as adjusted: 500,000,000 shares authorized, 31,818,182 shares issued and outstanding[(b)]	—	0.3
Class B, par value $0.01 per share; actual: No shares authorized, issued and outstanding as of June 30, 2019; as adjusted: one share authorized, issued and outstanding[(b)]	—	—
Preferred stock, par value $0.01 per share; 50,000,000 shares authorized, no shares issued and outstanding actual and as adjusted	—	—
Additional paid-in capital[(b)]	—	—
Net parent investment[(b)]	492.8	—
Accumulated other comprehensive loss	(1.8)	(1.8)
Accumulated deficit[(b)]	—	(1,945.0)
Total Stockholders' Equity[(b)]	491.0	(1,946.5)
Total Capitalization	$491.0	$ 497.5

(a) Prior to completion of this offering, Post will borrow $1,309.5 million under the Post bridge loan as described under "Prospectus Summary—Debt Financing Arrangements—Post Bridge Loan" and "Description of Certain Indebtedness." Certain of Post's domestic subsidiaries (other than BellRing Brands, Inc. but including BellRing Brands, LLC and its domestic subsidiaries) will guarantee the Post bridge loan. On the same day this offering is completed, and as part of the formation transactions, BellRing Brands, LLC will become the borrower under the Post bridge loan and assume all interest of $2.4 million thereunder, and Post and its subsidiary guarantors (which will not include BellRing Brands, LLC or its domestic subsidiaries) will be released from all of their obligations under the Post bridge loan and all interest thereunder. We will not receive any of the proceeds of the Post bridge loan.

Immediately after the completion of the formation transactions and the completion of this offering, BellRing Brands, LLC expects to enter into debt facilities consisting of a revolving credit facility with approximately $200.0 million borrowing capacity and an approximately $820.0 million term loan facility and use the proceeds of the borrowings thereunder to repay the remaining balance of the Post bridge loan and all interest thereunder and for the other purposes described under "Use of Proceeds." A final determination as to whether to enter into any such debt facilities will be made by the BellRing Brands, LLC Board of Managers after completion of this offering. While we expect that the BellRing Brands, LLC Board of Managers will determine to enter into the debt facilities and borrow funds under the term loan facility and the revolving credit facility, we can provide no assurance that the Board of Managers will make such a determination. We expect that the revolving credit facility also will be available for working capital and for general corporate purposes (including acquisitions) and that a portion of the revolving credit facility will be available for letters of credit. The debt facilities also may include incremental revolving and term loan facilities at our request and at the discretion of the lenders, on terms to be agreed upon with such lenders.

For purposes of the table above, we have assumed:

- approximately $30.0 million of borrowings under the revolving credit facility will be incurred concurrently with the completion of this offering;

- approximately $820.0 million of borrowings under the term loan facility will be incurred concurrently with the completion of this offering; and

- that BellRing Brands, LLC will receive net proceeds from the borrowings of approximately $6.1 million, after deducting fees and expenses of $15.4 million, repayment of the remaining portion of the Post bridge loan and related interest and repayment of cash and cash equivalents. See footnote (d) below.

(b) As part of the formation transactions, BellRing Brands, Inc. will issue to Post (in exchange for the 1,000 shares of common stock initially issued to Post in connection with its incorporation, which shares will be cancelled as part of the exchange) one share of its Class B common stock.

In this offering, BellRing Brands, Inc. expects to issue 31,818,182 shares of its Class A common stock (or 36,590,909 shares if the underwriters exercise their over-allotment option in full).

(c) BellRing Brands, Inc. expects to receive net proceeds from this offering of approximately $486.8 million (or approximately $561.0 million if the underwriters exercise their over-allotment option in full), assuming the shares are offered at $16.50 per share (the midpoint of the price range listed on the cover page of this prospectus), after deducting underwriting discounts and commissions and estimated offering expenses payable by us. BellRing Brands, Inc. will use all of the net proceeds from this offering to acquire a number of newly issued BellRing Brands, LLC Units from BellRing Brands, LLC equal to the number of shares of its Class A common stock sold in this offering. BellRing Brands, LLC will use the net proceeds of this offering that it receives from BellRing Brands, Inc. to repay a portion of the Post bridge loan and related interest.

(d) Following the completion of this offering, BellRing Brands, LLC will pay to Post an amount equal to the value of all cash and cash equivalents held by BellRing Brands, LLC and its subsidiaries as of immediately prior to consummation of this offering.

DILUTION

Because Post will not own any Class A common stock after this offering, we have presented dilution in pro forma net tangible book value per share both before and after this offering assuming that Post has all of its BellRing Brands, LLC Units redeemed for newly issued shares of Class A common stock on a one-to-one basis (rather than for cash) and the cancellation for no consideration of all of its share of Class B common stock (which is not entitled to receive distributions or dividends, whether cash or stock, from BellRing Brands, Inc.) in order to more meaningfully present the potential dilutive impact on the investors in this offering. We refer to the assumed redemption of all BellRing Brands, LLC Units for shares of Class A common stock as described in the previous sentence as the "assumed redemption."

If you invest in our Class A common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share of our Class A common stock and the pro forma net tangible book value per share of our Class A common stock after this offering.

Pro forma net tangible book value per share of Class A common stock of BellRing Brands, Inc. is determined by dividing our total tangible assets (total assets less goodwill, other intangible assets, net and deferred financing fees) less our total liabilities (excluding debt issuance cost and unamortized discount) by the number of shares of our Class A common stock outstanding. As of June 30, 2019, after giving effect to the formation transactions (including the assumption by BellRing Brands, LLC of the Post bridge loan and related interest) and the assumed redemption, but not this offering or the use of the proceeds of this offering and the expected borrowing under the debt facilities for the purposes described under "Use of Proceeds," we had a pro forma net tangible book value of $(1,189.6) million, or $(12.20) per share of Class A common stock.

After giving further effect to receipt of the net proceeds from our issuance and the sale of 31,818,182 shares of Class A common stock in this offering at an assumed initial public offering price of $16.50 per share of Class A common stock, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and offering expenses payable by us and the use of the proceeds of this offering and the expected borrowing under the debt facilities for the purposes described under "Use of Proceeds," our pro forma as adjusted net tangible book value as of June 30, 2019 would have been approximately $(721.6) million, or approximately $(5.58) per share. This amount represents an immediate increase in pro forma net tangible book value of $6.62 per share to our existing stockholder and an immediate dilution of approximately $22.08 per share to new investors participating in this offering. We determine dilution by subtracting the pro forma as adjusted net tangible book value per share after this offering from the amount of cash that a new investor paid for a share of Class A common stock.

The following table illustrates the calculation of the amount of dilution per share that a purchaser of shares of our Class A common stock in this offering will incur given the assumptions above:

Assumed initial public offering price per share		$16.50
Pro forma net tangible book value per share as of June 30, 2019, giving effect to the formation transactions (including the assumption by BellRing Brands, LLC of the Post bridge loan) and the assumed redemption, but not this offering or the use of the proceeds of this offering and the expected borrowing under the debt facilities for the purposes described under "Use of Proceeds"	$(12.20)	
Increase in pro forma net tangible book value per share attributable to new investors	6.62	
Less: Pro forma as adjusted net tangible book value per share of Class A common stock upon completion of this offering and the use of the proceeds of this offering and the expected borrowing under the debt facilities for the purposes described under "Use of Proceeds" ...		(5.58)
Dilution per share to new Class A common stock investors from this offering		$22.08

The above discussion and table exclude an aggregate of 2,000,000 additional shares of our Class A common stock reserved for future awards pursuant to the 2019 LTIP.

A $1.00 increase or decrease in the assumed initial public offering price of $16.50 per share (the midpoint of the estimated offering price range set forth on the cover page of this prospectus) would increase or decrease the as adjusted net tangible book value per share after this offering by $0.23 per share and increase or decrease the dilution to new investors in this offering by $0.77 per share, in each case assuming the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same and less underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their option to purchase from us additional shares of our Class A common stock in full, the as adjusted net tangible book value per share of our common stock would be $(4.35) per share, and the dilution in net tangible book value per share to investors in this offering would be $20.85 per share of Class A common stock.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma condensed consolidated balance sheet and statements of operations have been prepared to reflect (i) the formation transactions described in "Prospectus Summary—Formation Transactions," including the issuance of one share of our Class B common stock and 97,472,612 BellRing Brands, LLC Units to Post; (ii) the sale of 31,818,182 shares of our Class A common stock in this offering, at an assumed initial public offering price of $16.50 per share (which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus) and assuming no exercise by the underwriters of their over-allotment option to purchase additional shares of our Class A common stock; and (iii) the entry of BellRing Brands, LLC into the debt facilities, its borrowing under the term loan facility and the revolving credit facility and the application of the net proceeds of this offering and the debt facilities to repay the remaining balance of the Post bridge loan and all interest thereunder and for the other purposes described under "Use of Proceeds." The unaudited pro forma condensed consolidated balance sheet at June 30, 2019 is presented as if each of these events had occurred at June 30, 2019. The unaudited pro forma condensed consolidated statements of operations for the year ended September 30, 2018 and the nine months ended June 30, 2019 are presented as if each of these events had occurred on October 1, 2017.

The unaudited pro forma condensed consolidated financial statements are based upon Post's Active Nutrition business's historical combined financial statements for each period presented. In the opinion of management, all adjustments necessary for a fair statement of the pro forma data have been made. The unaudited pro forma condensed consolidated financial statements are provided for informational purposes only. The unaudited pro forma condensed consolidated balance sheet does not purport to reflect what our financial condition would have been had the formation transactions and the application of the proceeds of this offering and the debt facilities closed on June 30, 2019 or for any future or historical period. The unaudited pro forma condensed consolidated statements of operations are not necessarily indicative of operating results that would have been achieved had the formation transactions and the application of the proceeds of this offering and the debt facilities been completed on October 1, 2017, and do not intend to project our future financial results after the formation transactions and the application of the proceeds of this offering and the debt facilities. The unaudited pro forma condensed consolidated balance sheet and statements of operations are based on certain assumptions, described in the accompanying notes, which management believes are reasonable. Adjustments reflected in the unaudited pro forma condensed consolidated balance sheet give effect to events that are directly attributable to the transactions above and are factually supportable. Adjustments reflected in the unaudited pro forma condensed consolidated statements of operations include those items that are directly attributable to the transactions above, factually supportable and expected to have a continuing impact.

As described under "Certain Relationships and Related Party Transactions—Post-Offering Relationship with Post—Tax Receivable Agreement," upon the completion of the formation transactions, BellRing Brands, Inc. will enter into the tax receivable agreement with Post and BellRing Brands, LLC. Under the tax receivable agreement, we will be required to make cash payments to Post (or certain of its transferees or other assignees) equal to 85% of the amount of cash savings, if any, in U.S. federal income tax, as well as state and local income tax and franchise tax (using an assumed tax rate on a base equal to the U.S. federal taxable income of BellRing Brands, Inc.), that we realize (or, in some circumstances, we are deemed to realize) as a result of (a) the increase in the tax basis of the assets of BellRing Brands, LLC attributable to (i) the redemption of BellRing Brands, LLC Units by Post (or certain of its transferees or assignees) pursuant to the amended and restated limited liability company agreement, (ii) deemed sales by Post (or certain of its transferees or assignees) of BellRing Brands, LLC Units or assets to BellRing Brands, Inc. or BellRing Brands, LLC, (iii) certain actual or deemed distributions from BellRing Brands, LLC to Post (or certain of its transferees or assignees) and (iv) certain formation transactions, (b) disproportionate allocations of tax benefits to BellRing Brands, Inc. as a result of Section 704(c) of the Code and (c) certain tax benefits (e.g., basis adjustments, deductions, etc.) attributable to payments under the tax receivable agreement. Post has advised us that, except under the circumstances described under "Use of Proceeds," it has no definitive plans to exit its interests in BellRing Brands, Inc. or BellRing Brands, LLC, and it does not currently expect that any such exit would include the redemption of its BellRing

Brands, LLC Units, as described above, due to unfavorable tax consequences that it could incur as a result, particularly in light of the availability of more tax-efficient exit alternatives—including tax-free "spin-off" or "split-off" transactions (which are not expected to result in adjustments to the tax basis of the assets of BellRing Brands, LLC). Due to the uncertainty in the amount and timing of future redemptions of BellRing Brands, LLC Units by Post (or its transferees or assignees), no increases in tax basis in BellRing Brands, LLC's assets or other tax benefits that may be realized thereunder have been assumed in the unaudited pro forma condensed consolidated financial information. However, if Post (and its transferees and assignees) redeemed all of its BellRing Brands, LLC Units, we would recognize a deferred tax asset of approximately $831.8 million and a liability of approximately $707.0 million, assuming (i) all redemptions occurred immediately after this offering; (ii) a price of $16.50 per share (the midpoint of the estimated offering price range set forth on the cover page of this prospectus); (iii) a constant corporate tax rate of 25.0%; (iv) we will have sufficient taxable income to fully utilize the tax benefits; and (v) no material changes in tax law. For each 5% increase (decrease) in the amount of BellRing Brands, LLC Units redeemed by Post (and its transferees and assignees), our deferred tax asset would increase (decrease) by approximately $41.6 million and the related liability would increase (decrease) by approximately $35.4 million, assuming that the price per share and corporate tax rate remain the same. For each $1.00 increase (decrease) in the assumed share price of $16.50 per share (the midpoint of the estimated offering price range set forth on the cover page of this prospectus), our deferred tax asset would increase (decrease) by approximately $31.0 million and the related liability would increase (decrease) by approximately $26.3 million, assuming that the number of BellRing Brands, LLC Units redeemed by Post (and its transferees and assignees) and the corporate tax rate remain the same. These amounts are estimates and have been prepared for informational purposes only. The actual amount of deferred tax assets and related liabilities that we will recognize will differ based on, among other things, the timing of the redemptions, the price of our shares of Class A common stock at the time of the redemption and the tax rates then in effect.

The tax receivable agreement will provide that, upon a merger, asset sale or other form of business combination or certain other changes of control (which would not include a distribution by Post of its beneficial retained interest in BellRing Brands, LLC by means of a spin-off to its shareholders), or if, at any time, we elect an early termination of the tax receivable agreement or materially breach any of our material obligations under the tax receivable agreement, our (or our successor's) future obligations under the tax receivable agreement would accelerate and become due and payable based on certain assumptions, including that we would have sufficient taxable income to fully utilize all potential future tax benefits that are subject to the tax receivable agreement, and that, as of the effective date of the acceleration, any BellRing Brands, LLC Units that Post (or its transferees or assignees) has not yet redeemed will be deemed to have been redeemed by Post (and its transferees and assignees) for an amount based on the closing trading price of our Class A common stock at the time of termination. The present value of such tax benefit payments are discounted at a rate equal to the lesser of (i) 6.50% per annum, compounded annually and (ii) LIBOR plus 300 basis points. If we were to elect to terminate the tax receivable agreement immediately after this offering, based on the assumed initial public offering price of $16.50 per share of our Class A common stock (the midpoint of the estimated offering price range set forth on the cover page of this prospectus), we estimate that we would be required to pay approximately $541.9 million in the aggregate under the tax receivable agreement. This amount is an estimate and has been prepared for informational purposes only. The actual amount will differ based on, among other things, the price of our shares of Class A common stock at the time of any such termination and the tax rates then in effect.

Following this offering, we will incur costs associated with being a U.S. publicly traded company. Such costs will include new or increased expenses for such items as insurance, directors' fees, accounting work, legal advice and compliance with applicable U.S. regulatory and stock exchange requirements, including costs associated with compliance with Sarbanes-Oxley and periodic or current reporting obligations under the Exchange Act. We have not made any pro forma adjustments to reflect such costs because they currently are not objectively determinable.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
JUNE 30, 2019
($ in millions)

	Active Nutrition Historical	Pro Forma Adjustments[a]	BellRing Brands, Inc. Pro Forma
Current Assets			
Cash and cash equivalents	$ 3.4	$ 6.1[b][c][d][g]	$ 9.5
Receivables, net	94.5	—	94.5
Inventories	113.8	—	113.8
Prepaids and other current assets	6.5	—	6.5
Total Current Assets	218.2	6.1	224.3
Property, net	11.2	—	11.2
Goodwill	65.9	—	65.9
Other intangible assets, net	302.1	—	302.1
Other assets	0.2	1.1[b]	1.3
Total Assets	$ 597.6	$ 7.2	$ 604.8
Current Liabilities			
Current portion of long-term debt	—	8.2[b]	8.2
Accounts payable	$ 60.5	—	$ 60.5
Other current liabilities	28.4	—	28.4
Total Current Liabilities	88.9	8.2	97.1
Long-term debt	—	827.5[b]	827.5
Deferred income taxes	15.9	(12.5)[e][f]	3.4
Other liabilities	1.8	13.2[f]	15.0
Total Liabilities	106.6	836.4	943.0
Commitments and Contingencies			
Noncontrolling interest	—	1,608.3[a]	1,608.3
Stockholders' Equity			
Common stock:			
Class A, par value $0.01 per share; actual: No shares authorized, issued and outstanding as of June 30, 2019; as adjusted: 500,000,000 shares authorized, 31,818,182 shares issued and outstanding	—	0.3[a][c]	0.3
Class B, par value $0.01 per share; actual: No shares authorized, issued and outstanding as of June 30, 2019; as adjusted: one share authorized, issued and outstanding	—	—[a][c]	—
Preferred stock, par value $0.01 per share; 50,000,000 shares authorized, no shares issued and outstanding actual and pro forma	—	—[a][c]	—
Additional paid-in capital	—	—[c]	—
Net parent investment	492.8	(492.8)[c]	—
Accumulated other comprehensive loss	(1.8)	—	(1.8)
Accumulated deficit	—	(1,945.0)[b][c]	(1,945.0)
Total Stockholders' Equity	491.0	(2,437.5)	(1,946.5)
Total Liabilities and Stockholders' Equity	$ 597.6	$ 7.2	$ 604.8

See accompanying Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE NINE MONTHS ENDED JUNE 30, 2019
($ in millions)

	Active Nutrition Historical	Pro Forma Adjustments[a]	BellRing Brands, Inc. Pro Forma
Net sales	$ 639.9	$ —	$ 639.9
Cost of goods sold	404.8	—	404.8
Gross Profit	235.1	—	235.1
Selling, general and administrative expenses	92.0	(4.0)[h]	88.0
Amortization of intangible assets	16.6	—	16.6
Operating Profit	126.5	4.0	130.5
Interest expense	—	34.3[b]	34.3
Earnings before Income Taxes	126.5	(30.3)	96.2
Income tax expense	30.1	(24.5)[e]	5.6
Net Earnings	96.4	(5.8)	90.6
Less: Net earnings attributable to noncontrolling interest	—	72.5[a]	72.5
Net Earnings attributable to BellRing Brands, Inc.	$ 96.4	$ (78.3)	$ 18.1
Earnings per share:			
Basic			$ 0.57[c]
Diluted			$ 0.57[c]

See accompanying Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED SEPTEMBER 30, 2018
($ in millions)

	Active Nutrition Historical	Pro Forma Adjustments[a]	BellRing Brands, Inc. Pro Forma
Net sales	$ 827.5	$ —	$ 827.5
Cost of goods sold	549.8	—	549.8
Gross Profit	277.7	—	277.7
Selling, general and administrative expenses	135.1	—[h]	135.1
Amortization of intangible assets	22.8	—	22.8
Operating Profit	119.8	—	119.8
Interest expense	—	45.8[b]	45.8
Earnings before Income Taxes	119.8	(45.8)	74.0
Income tax expense	23.7	(20.9)[e]	2.8
Net Earnings	96.1	(24.9)	71.2
Less: Net earnings attributable to noncontrolling interest	—	55.8[a]	55.8
Net Earnings attributable to BellRing Brands, Inc.	$ 96.1	$ (80.7)	$ 15.4
Earnings per share:			
Basic			$ 0.48[c]
Diluted			$ 0.48[c]

See accompanying Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements.

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Basis of Presentation

BellRing Brands, Inc. was incorporated in the State of Delaware on March 20, 2019 for the purpose of completing this offering of its Class A common stock. To date, BellRing Brands, Inc. has engaged only in activities in contemplation of this offering. Prior to the completion of this offering, all of our business operations will have been conducted through Post's Active Nutrition business.

Pro Forma Adjustments

(a) Formation Transactions

On March 25, 2019, BellRing Brands, Inc. issued 1,000 shares of common stock to Post, resulting in BellRing Brands, Inc. becoming a wholly-owned subsidiary of Post. Prior to the completion of this offering, BellRing Brands, Inc. intends to amend and restate its certificate of incorporation and its bylaws to include the terms described under "Description of Capital Stock," including to provide for two classes of common stock: Class A common stock, par value $0.01 per share, which will represent economic interests and will have one vote per share, and Class B common stock, par value $0.01 per share, which will represent no economic interests and, for so long as Post or its affiliates (other than us) directly own more than 50% of the BellRing Brands, LLC Units as described in this prospectus, will have a number of votes equal to 67% of the combined voting power of the common stock of BellRing Brands, Inc.

In connection with the completion of this offering, BellRing Brands, Inc. and Post intend to complete a series of formation transactions (as described in "Prospectus Summary—Formation Transactions"). As a result of the formation transactions and this offering:

- The entities currently comprising Post's Active Nutrition business will become direct or indirect subsidiaries of BellRing Brands, LLC.

- BellRing Brands, Inc. will be a holding company and its only material assets will be its direct interest in BellRing Brands, LLC and its indirect interests in the subsidiaries of BellRing Brands, LLC.

- The members of BellRing Brands, LLC will consist of Post and BellRing Brands, Inc.

- Post will hold 97,472,612 BellRing Brands, LLC Units, which will represent 75.4% of the economic interest in BellRing Brands, LLC (or 72.7 % if the underwriters exercise their over-allotment option in full), and one share of Class B common stock, which, for so long as Post or its affiliates (other than us) directly own more than 50% of the BellRing Brands, LLC Units as described in this prospectus, will represent 67% of the combined voting power of the common stock of BellRing Brands, Inc. Due to Post's rights to redeem BellRing Brands, LLC Units for (i) shares of BellRing Brands, Inc. Class A common stock on a one-for-one basis or (ii) cash at BellRing Brands, LLC's option (as determined by the BellRing Brands, LLC Board of Managers), the non-controlling interest in BellRing Brands, LLC represented by these Units will be classified as temporary equity. The noncontrolling interest balance is determined based on the fair value of Post's BellRing Brands, LLC Units if they were to be converted to shares of BellRing Brands, Inc. Class A common stock.

- The purchasers in this offering (i) will own 31,818,182 shares of Class A common stock (or 36,590,909 shares if the underwriters exercise their non-allotment option in full), which, for so long as Post or its affiliates (other than us) directly own more than 50% of the BellRing Brands, LLC Units as described in this prospectus, will represent 33% of the combined voting power of the common stock of BellRing Brands, Inc. and 100% of the economic interest in BellRing Brands, Inc., and (ii) through BellRing Brands, Inc.'s ownership of BellRing Brands, LLC Units, indirectly will hold 24.6% of the economic interest in BellRing Brands, LLC (or 27.3% if the underwriters exercise their over-allotment option in full).

- BellRing Brands, Inc. and BellRing Brands, LLC will at all times maintain, subject to certain exceptions, a one-to-one ratio between the number of shares of Class A common stock issued by BellRing Brands, Inc. and the number of BellRing Brands, LLC Units owned by BellRing Brands, Inc. See "Certain Relationships and Related Party Transactions—Post-Offering Relationship with Post—Amended and Restated Limited Liability Company Agreement."

- BellRing Brands, Inc. will hold the voting membership unit of BellRing Brands, LLC (which represents the power to fix the number of, and to appoint and remove, the members of the Board of Managers of, and no economic interest in, BellRing Brands, LLC). BellRing Brands, Inc. will appoint the members of the Board of Managers of BellRing Brands, LLC, and therefore will control BellRing Brands, LLC. The Board of Managers will be responsible for the oversight of BellRing Brands, LLC's operations and overall performance and strategy, while the management of the day-to-day operations of the business of BellRing Brands, LLC and the execution of business strategy will be the responsibility of the officers and employees of BellRing Brands, LLC and its subsidiaries. Post, in its capacity as a member of BellRing Brands, LLC, will have no power to appoint any members of the Board of Managers or voting rights with respect to BellRing Brands, LLC. For so long as Post or its affiliates (other than us) directly own more than 50% of the BellRing Brands, LLC Units as described in this prospectus, Post will control BellRing Brands, Inc. through its ownership of the Class B common stock of BellRing Brands, Inc.

- The financial results of BellRing Brands, LLC and its subsidiaries will be consolidated with BellRing Brands, Inc., and a portion of the consolidated net earnings (loss) will be allocated to the non-controlling interest to reflect the entitlement of Post to a portion of the consolidated net earnings (loss).

(b) Post Bridge Loan and Senior Unsecured Debt Facilities

Prior to completion of this offering, Post will borrow $1,309.5 million under the Post bridge loan as described under "Prospectus Summary—Debt Financing Arrangements—Post Bridge Loan" and "Description of Certain Indebtedness." Certain of Post's domestic subsidiaries (other than BellRing Brands, Inc. but including BellRing Brands, LLC and its domestic subsidiaries) will guarantee the Post bridge loan. On the same day this offering is completed, and as part of the formation transactions, (i) BellRing Brands, LLC will become the borrower under the Post bridge loan and assume all interest of $2.4 million thereunder, and Post and its subsidiary guarantors (which will not include BellRing Brands, LLC or its domestic subsidiaries) will be released from all obligations under the Post bridge loan and all interest thereunder, (ii) the domestic subsidiaries of BellRing Brands, LLC will continue to guarantee the Post bridge loan, and (iii) BellRing Brands, LLC's obligations under the Post bridge loan will become secured by a first priority security interest in substantially all of the assets of BellRing Brands, LLC and in substantially all of the assets of its subsidiary guarantors. We will not receive any of the proceeds of the Post bridge loan. See "Description of Certain Indebtedness."

Immediately after the completion of the formation transactions and the completion of this offering, BellRing Brands, LLC expects to enter into debt facilities consisting of an approximately $200.0 million revolving credit facility and an approximately $820.0 million term loan facility and use the proceeds of such borrowing to repay the remaining balance of the Post bridge loan and all interest thereunder and for the other purposes described under "Use of Proceeds." A final determination as to whether to enter into any such debt facilities will be made by the BellRing Brands, LLC Board of Managers after completion of this offering. While we expect that the BellRing Brands, LLC Board of Managers will determine to enter into the debt facilities and borrow funds under the term loan facility and the revolving credit facility, we can provide no assurance that the Board of Managers will make such a determination. We expect that the revolving credit facility also will be available for working capital and for general corporate purposes (including acquisitions) and that a portion of the revolving credit facility will be available for letters of credit. The debt facilities also may include incremental revolving and term loan facilities at our request and at the discretion of the lenders. See "Description of Certain Indebtedness."

For purposes of the unaudited pro forma condensed consolidated financial statements, we have assumed:

- approximately $30.0 million of borrowings under the revolving credit facility will be incurred concurrently with the completion of this offering at an assumed interest rate of 5%;

- approximately $820.0 million of borrowings under the term loan facility will be incurred concurrently with the completion of this offering at an assumed interest rate of 5%; and

- that BellRing Brands, LLC will receive net proceeds from the borrowings of approximately $6.1 million, after deducting fees and expenses of $15.4 million, repayment of the remaining portion of the Post bridge loan and related interest and repayment of cash and cash equivalents. See footnote (g) below.

The final principal balance of the term loan and the interest rate will be subject to market conditions and may change materially from the assumptions described above. Changes in the assumptions described above would result in changes to the cash and cash equivalents and long-term debt components of the unaudited pro forma condensed consolidated balance sheet and changes to the interest expense component of the unaudited pro forma condensed consolidated statements of operations. Depending upon the nature of the changes, the impact on the pro forma financial information could be material. For example, each 0.125% increase or decrease in the stated interest rates assumed above for the debt facilities would increase or decrease pro forma interest expense by approximately $1.2 million for the fiscal year ended September 30, 2018 and approximately $1.0 million for the nine months ended June 30, 2019 (assuming the principal balance of the debt facilities does not change from that assumed above).

(c) Stock Offering

BellRing Brands, Inc. expects to issue 31,818,182 shares of Class A common stock in this offering (or 36,590,909 shares if the underwriters exercise their over-allotment in full). The unaudited pro forma consolidated basic and diluted earnings per share for the periods presented are based on the combined basic and diluted weighted-average shares outstanding to be issued by BellRing Brands, Inc. in this offering. The calculation includes 31,818,182 shares of Class A common stock assumed to be sold in this offering. On the same day this offering is completed, but prior to the completion of this offering, BellRing Brands, Inc. will issue to Post (in exchange for the 1,000 shares of common stock initially issued to Post in connection with its incorporation, which shares will be cancelled as part of the exchange) one share of Class B common stock, which share of Class B common stock cannot be transferred by Post except to its affiliates (other than us). The share of BellRing Brands, Inc. Class B common stock does not share in its earnings and is therefore not included in the weighted average shares outstanding or net earnings available per common share.

(d) Use of Proceeds

BellRing Brands, Inc. expects to receive net proceeds from this offering of approximately $486.8 million (or approximately $561.0 million if the underwriters exercise their over-allotment option in full), assuming the shares are offered at $16.50 per share (the midpoint of the estimated offering price range set forth on the cover page of this prospectus), after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

BellRing Brands, Inc. will use all of the net proceeds from this offering to acquire a number of newly issued BellRing Brands, LLC Units from BellRing Brands, LLC equal to the number of shares of Class A common stock sold in this offering. BellRing Brands, LLC will use the net proceeds of this offering that it receives from BellRing Brands, Inc. to repay a portion of the Post bridge loan and related interest.

(e) Tax Effect of Pro Forma Adjustments

Following the formation transactions, BellRing Brands, Inc. will be subject to U.S. federal income taxes, in addition to state, local and foreign taxes, with respect to its allocable share of any net taxable income of BellRing

Brands, LLC and its domestic subsidiaries. As a result, this reflects the tax effects of the proforma adjustments at an assumed blended statutory tax rate of 27.2% for the fiscal year ended September 30, 2018 and 23.8% for the nine months ended June 30, 2019 along with adjustments to reflect BellRing Brands, Inc.'s allocable share of net taxable income.

(f) Tax Receivable Agreement

Upon the completion of the formation transactions, BellRing Brands, Inc. will enter into the tax receivable agreement with Post and BellRing Brands, LLC described under "Certain Relationships and Related Party Transactions—Post-Offering Relationship with Post—Tax Receivable Agreement." BellRing Brands, Inc. may incur obligations under the tax receivable agreement subsequent to the completion of the formation transactions, as well as in connection with certain tax benefits BellRing Brands, Inc. may realize in connection with the formation transactions. The unaudited pro forma condensed consolidated financial statements include adjustments to reflect the expected amounts due to Post under the tax receivable agreement from disproportionate allocations of tax benefits to BellRing Brands, Inc. under Section 704(c) of the Code resulting from the formation transactions. Due to the uncertainty in the amount and timing of future redemptions of BellRing Brands, LLC Units by Post (or its transferees or assignees), no increases in tax basis in BellRing Brands, LLC's assets or other tax benefits that may be realized thereunder have been assumed in the unaudited pro forma condensed consolidated financial information. For an illustration of the amount, based upon certain assumptions, that would be payable by BellRing Brands, Inc. under the tax receivable agreement if all of Post's (and its transferees' and assignees') BellRing Brands, LLC Units were redeemed, see above under "Unaudited Pro Forma Condensed Consolidated Financial Information."

(g) Cash and cash equivalents

Following the completion of this offering, BellRing Brands, LLC will pay to Post an amount equal to the value of all cash and cash equivalents held by BellRing Brands, LLC and its subsidiaries as of immediately prior to the consummation of this offering.

(h) Transaction expenses and Master Service Agreement costs

Represents the removal of non-recurring transaction expenses in Active Nutrition's historical statement of operations for the nine months ended June 30, 2019, which are directly attributable to BellRing Brands, Inc.'s separation from Post. Additionally, no adjustments have been made related to expected master service agreement fees as the best estimates of those amounts are included in expense allocations that are recorded in Active Nutrition's historical statements of operations. For additional information on expense allocations, refer to Notes 8 and 10 within "Notes to Condensed Combined Financial Statements" and "Notes to Combined Financial Statements," respectively.

Seasonality

We have experienced in the past, and expect to continue to experience, seasonal fluctuations in our sales and earnings before income taxes ("EBIT") margins because of customer spending patterns and timing of promotional activity. Historically, our first fiscal quarter is seasonally low for all brands driven by a slowdown for our products during the holiday season and for colder weather which impacts outdoor activities. However, sales typically increase throughout the remainder of the fiscal year as a result of promotional activity at key retailers as well as organic growth of the business.

Items Affecting Comparability

During the nine months ended June 30, 2019 and 2018, "Earnings before Income Taxes" in the Condensed Combined Statements of Operations and Comprehensive Income were impacted by the following items:

- short-term supply constraints for our RTD protein shakes, which resulted in smaller volume increases as compared to prior periods (see "Industry & Company Trends" above for further discussion);

- separation costs of $4.0 million related to our separation from Post for the nine months ended June 30, 2019;

- the reclassification of certain payments to customers of $5.3 million from selling expenses to net sales in the nine months ended June 30, 2019, in connection with the adoption of ASU 2014-09, "Revenue from Contracts with Customers (Topic 606);" and

- a litigation settlement accrual of $9.0 million in the nine months ended June 30, 2018.

During the years ended September 30, 2018, 2017 and 2016, EBIT was impacted by the following items:

- litigation settlement accruals of $9.0 million and $5.5 million in the years ended September 30, 2018 and 2016, respectively;

- a goodwill impairment charge of $26.5 million in the year ended September 30, 2017;

- insurance proceeds of $2.0 million in the year ended September 30, 2017; and

- restructuring and plant closure costs of $5.0 million and losses on assets held for sale of $4.5 million in the year ended September 30, 2016.

RESULTS OF OPERATIONS

Nine months ended June 30, 2019 and 2018

| | Active Nutrition | | | |
| | Nine Months Ended June 30, | | | |
$ in millions; favorable/(unfavorable)	2019	2018	$ Change	% Change
Net sales	$ 639.9	$ 607.6	$ 32.3	5%
Cost of goods sold	404.8	403.6	(1.2)	—%
Gross Profit	235.1	204.0	31.1	15%
Selling, general and administrative expenses	92.0	104.1	12.1	12%
Amortization of intangible assets	16.6	17.1	0.5	3%
Earnings before Income Taxes	126.5	82.8	43.7	53%
Income tax expense	30.1	13.1	(17.0)	(130)%
Net Earnings	$ 96.4	$ 69.7	26.7	38%
Gross Profit Margin	37%	34%		
EBIT Margin	20%	14%		
Effective Tax Rate	24%	16%		

requirements are provided directly by Post and cash generated by us is generally remitted directly to Post. Transaction systems (e.g. payroll and employee benefits) used to record and account for cash disbursements are generally provided by Post. Cash receipts associated with our U.S. business have been transferred to Post on a daily basis and Post has funded our cash disbursements. Financial resources for our international operations have been historically managed by us.

BellRing Brands, Inc. expects to receive net proceeds from this offering of approximately $486.8 million (or approximately $561.0 million if the underwriters exercise their over-allotment option in full), assuming the shares are offered at $16.50 per share (the midpoint of the estimated offering price range set forth on the cover page of this prospectus), after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Prior to completion of this offering, Post will borrow $1,309.5 million under the Post bridge loan that Post and certain of its subsidiaries as guarantors (other than BellRing Brands, Inc., but including BellRing Brands, LLC and its domestic subsidiaries) will enter into with various financial institutions. On the same day that this offering is completed, BellRing Brands, LLC will enter into an assignment and assumption agreement with Post and the administrative agent (on behalf of the lenders) under the Post bridge loan pursuant to which (i) BellRing Brands, LLC will become the borrower under the Post bridge loan, and Post and its subsidiary guarantors (which will not include BellRing Brands, LLC or its domestic subsidiaries) will be released from their respective obligations thereunder, (ii) the domestic subsidiaries of BellRing Brands, LLC will continue to guarantee the Post bridge loan and (iii) BellRing Brands, LLC's obligations under the Post bridge loan will become secured by a first priority security interest in substantially all of the assets of BellRing Brands, LLC and in substantially all of the assets of its subsidiary guarantors. Post will retain the net cash proceeds of the Post bridge loan. BellRing Brands, Inc. will contribute the net proceeds of this offering to BellRing Brands, LLC, which will use such net proceeds to repay a portion of the Post bridge loan and related interest.

Immediately after the completion of the formation transactions and the completion of this offering, BellRing Brands, LLC expects to enter into the debt facilities consisting of a revolving credit facility with approximately $200.0 million borrowing capacity and an approximately $820.0 million term loan facility and use the proceeds of the borrowings thereunder to repay the remaining balance of the Post bridge loan and all interest thereunder and for the other purposes described under "Use of Proceeds." A final determination as to whether to enter into any such debt facilities will be made by the BellRing Brands, LLC Board of Managers after completion of this offering. While we expect that the Board of Managers will determine to enter into the debt facilities and borrow funds under the term loan facility and the revolving credit facility, we can provide no assurance that the Board of Managers will make such a determination. We anticipate that BellRing Brands, LLC, if its Board of Managers determines to borrow under the debt facilities, will borrow approximately $820.0 million under the term loan facility and approximately $30.0 million under the revolving credit facility and receive net proceeds of approximately $6.1 million, after deducting fees and expenses, repayment of the remaining portion of the Post bridge loan and related interest and repayment of cash and cash equivalents to Post.

We expect that the revolving credit facility also will be available for working capital and for general corporate purposes (including acquisitions) and that a portion of the revolving credit facility will be available for letters of credit. The debt facilities also may include incremental revolving and term loan facilities at our request and at the discretion of the lenders, on terms to be agreed upon with such lenders.

We expect that the BellRing Brands, LLC obligations under the debt facilities will be unconditionally guaranteed by its existing and subsequently acquired or organized domestic subsidiaries (other than immaterial subsidiaries) and that the debt facilities will be secured by security interests on substantially all of the assets of BellRing Brands, LLC and the assets of its subsidiary guarantors, subject to limited exceptions. BellRing Brands, Inc. will not be an obligor or guarantor under the debt facilities, nor will BellRing Brands, Inc. pledge its BellRing Brands, LLC Units as collateral.

As part of the formation transactions and this offering, BellRing Brands, LLC and its subsidiaries and BellRing Brands, Inc. will be designated "unrestricted subsidiaries" under Post's senior note indentures and

The tracked channels of the U.S. convenient nutrition category are broken down by need states as follows:



(1) Management estimates based on a category study performed by Seurat Group in May 2018 and data from Nielsen tracked channels (which are a subset of the overall U.S. category) for Total US×AOC including Convenience for the 52 week period ended August 3, 2019.

(2) Calculated using the following data from Nielsen for Total US×AOC including Convenience for the 52 week periods ended August 8, 2015 and August 3, 2019: (a) for everyday nutrition, $1,713.2 million and $3,159.7 million, respectively; (b) for adult nutrition, $996.9 million and $1,064.4 million, respectively; (c) for sports nutrition, $1,146.1 million and $1,007.2 million, respectively; and (d) for weight management, $922.9 million and $1,039.9 million, respectively.

Everyday nutrition is the largest, fastest-growing need state in the category based on Nielsen data for Total US xAOC including Convenience for the 52 week period ended August 8, 2015 and the comparable period in 2019 and spans a range of consumption occasions (breakfast, snack, meal replacement and treat). We define everyday nutrition as nutritious products that can be consumed throughout the day as part of a healthy lifestyle. While we believe most brands in the convenient nutrition category are positioned to appeal to consumers primarily in one need state, *Premier Protein* has developed brand equities and product value propositions to appeal to a broad range of consumer need states. Our *Dymatize* and *PowerBar* brands are focused primarily on sports nutrition, which we define as consumers looking to supplement sports endurance and body building needs.

The rapid rise of the convenient nutrition category is fueled by a growing awareness among mainstream consumers of the importance of health and nutrition and the increasing importance of snacking in consumers' diets. Everyday consumers are focused on incorporating healthier food and beverage alternatives into their diets to support a balanced lifestyle. According to a 2019 Label Insights report, 63% of American consumers said they are trying to eat healthier. A Nielsen 2018 Consumer Insights article shows U.S. consumers have a growing appetite for protein with 55% of U.S. households indicating that protein is now an important attribute to consider when buying food for their households. Nevertheless, research published in 2018 found that roughly 40% of participants still did not meet current daily protein recommendations according to U.S. News & World Report. Furthermore, approximately one in three U.S. adults are obese and more than 100 million Americans have diabetes or are pre-diabetic according to the Center for Disease Control and Prevention, and 90% of Americans eat more sodium than is recommended according to the American Heart Association, Inc. In addition, the IRI 2019 State of the Snack Food Industry report highlights that consumers are increasingly eating more frequently throughout the day and 47% of consumers snack more than three times a day. In fact, according to Mintel's 2019 report, Snacking Motivations and Attitudes, 95% of U.S. adults snack daily. These statistics reflect the broader trend that mainstream consumers, not just fitness enthusiasts, are increasingly looking for convenient, protein-enriched food and beverage products that can be consumed on-the-go as nutritious snacks or as meal replacements.

"Mainstreaming" convenient nutrition is fueling growth in the category across all forms, with total U.S. household penetration reaching 55% for the 52 week period ended July 27, 2019 (an increase from 52% for the 52 week period ended July 1, 2017) according to Nielsen household panel data for all outlets. Nutritional drinks, including protein shakes, are increasingly being used as convenient and nutritious meal replacements, as illustrated by a 2016 Mintel report revealing that 39% of consumers use nutritional and performance drinks as a substitute for breakfast. In addition, according to the same report, three in five consumers use nutritional and performance drinks as a meal replacement, and 48% of consumers consume them as part of a meal, up from just 20% in 2012. Protein powders are gaining more shelf space in traditional retail channels such as grocery and convenience based on Nielsen data for Total US xAOC including Convenience for the 52 week period ended August 10, 2019. Management believes there is a significant growth opportunity in liquids and powders as household penetration for the 52 week period ended July 27, 2019 according to Nielsen household panel data for all outlets was only 24% for liquids and 11% for powders, compared to 43% for bars.

The U.S. market is the largest and most developed market in the convenient nutrition category. However, we believe the international market remains a sizeable and underdeveloped opportunity where our Company is positioned for success. The $15.6 billion international convenient nutrition category based on Euromonitor data for 2018 consists of developed established markets such as Western Europe, the U.K., Japan and Australia and large emerging markets such as China, India and Brazil.

Our Strengths

We believe the following strengths enabled us to develop a competitive advantage and maintain a leading market position and are critical to our continued success.

Well-Positioned in Growing and On-trend Category Driven by Positive Consumer Trends

We operate in the $32.7 billion global convenient nutrition category according to Euromonitor data for 2018, a rapidly-growing and on-trend category within food and beverage. Based on Euromonitor data, at $17.1 billion for 2018, the U.S. market is the largest and most developed market in the world and grew at a CAGR of 9% between 2014 and 2018, and is expected to grow to $21.2 billion by 2021.

We believe growth in the category is driven by consumers' increased desire and dedication to pursue active lifestyles and growing interest in high quality nutrition and health and wellness. In addition, consumers have become more aware of the numerous benefits of protein consumption, including sustained energy, muscle recovery and satiety. This awareness is evidenced by a Nielsen 2018 Consumer Insights article showing U.S. consumers have a growing appetite for protein with 55% of U.S. households indicating that protein is now an important attribute to consider when buying food for their households. Nevertheless, research published in 2018 found that roughly 40% of participants still did not meet current daily protein recommendations according to U.S. News & World Report. Furthermore, approximately one in three U.S. adults are obese and more than 100 million Americans have diabetes or are pre-diabetic according to the Center for Disease Control and Prevention, and 90% of Americans eat more sodium than is recommended according to the American Heart Association, Inc. Additionally, as the IRI 2019 State of the Snack Food Industry report highlights, consumers are increasingly eating more frequently throughout the day, with 47% of consumers snacking more than three times a day. In fact, according to Mintel's 2019 report, Snacking Motivations and Attitudes, 95% of U.S. adults snack daily. These statistics reflect the broader trend that mainstream consumers, not just fitness enthusiasts, are looking for convenient, protein-enriched food and beverage products that can be consumed on-the-go as nutritious snacks or as meal replacements. New consumer consumption and increasing consumption from existing consumers are fueling growth in the category. Household penetration for liquids and powders are at only 24% and 11%, respectively, versus 43% for bars for the 52 week period ended July 27, 2019 according to Nielsen household

Distribution. In North America, our products typically are shipped directly from our contract manufacturing partners to a network of third party warehouses. Products are distributed from third party warehouses to customer distribution centers or retail stores or are exported to international customers. Occasionally, we ship products directly from our contract manufacturers to our customers' distribution centers.

We maintain two third party warehouse locations in Germany, both of which receive products from our production facility located in Voerde, Germany or directly from our contract manufacturers. Our branded products are distributed from the main third party warehouses to customer distribution centers or retail stores or are exported to international customers.

Competition

We compete with other brands in the convenient nutrition category and with many nutritional food and beverage players. We have numerous competitors of varying sizes, including manufacturers of other branded food and beverage products, as well as manufacturers of private label products. Competition in our industry is based on product quality, taste, functional benefits, convenience, brand loyalty and positioning, product variety, product packaging, shelf space, price, promotional efforts and ingredients. We expect the industry to remain competitive in the future and believe that we are well-positioned to compete effectively with respect to each of these factors.

Seasonality

We have experienced in the past, and expect to continue to experience, seasonal fluctuations in our sales and EBIT margins because of consumer spending patterns and timing of promotional activity. Historically, our first quarter of the fiscal year is seasonally low for net sales for all brands driven by a slowdown for our products during the holiday season and for colder weather which impacts outdoor activities. However, sales typically increase throughout the remainder of the fiscal year as a result of promotional activity at key retailers as well as organic growth of the business.

Properties

Post will provide us space for our principal executive offices in St. Louis, Missouri pursuant to the master services agreement. Our other administrative offices, as well as the warehousing, distribution and research and development facilities of our principal operations, are described below. While our products are primarily manufactured by third party manufacturers, we also own one manufacturing facility. For additional information regarding our third party manufacturing network, see "Supply Chain."

We lease research and development facilities and administrative offices in Emeryville, California and Dallas, Texas. We lease an additional research and development facility in Boise, Idaho. We also lease administrative offices in Munich, Germany; Worb, Switzerland and Manchester, England. We lease warehouse space in Tagelswangen, Switzerland, a distribution center with warehouse space in Kleve, Germany and, through a third party logistics firm, warehouse space in Farmers Branch, Texas. We also manufacture protein and energy bars and gels and conduct research and development through an owned facility in Voerde, Germany.

Working Capital

A description of our working capital practices is included in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources."

Capital Expenditures

During fiscal 2018, our aggregate capital expenditures were $5.0 million. We have modest capital expenditures due to the asset-light nature of our business model.

MANAGEMENT

Executive Officers and Directors

The following sets forth, as of the date of this prospectus, information regarding individuals who are expected to serve as our executive officers and our directors at the time of this offering. Our current directors are certain executive officers of Post who, other than Robert V. Vitale, will not serve as directors of BellRing Brands, Inc. after completion of the formation transactions and this offering.

Name	Age	Position
Robert V. Vitale	53	Executive Chairman
Darcy Horn Davenport	46	President and Chief Executive Officer, Director Nominee
Douglas J. Cornille	47	Senior Vice President, Marketing of Premier Nutrition
R. Lee Partin	65	Senior Vice President, Sales of Premier Nutrition
Paul A. Rode	49	Chief Financial Officer
Craig L. Rosenthal	48	Senior Vice President and General Counsel
Robin Singh	50	Senior Vice President, Operations of Premier Nutrition
Thomas P. Erickson	64	Director Nominee
Jennifer Kuperman	46	Director Nominee
Elliot H. Stein, Jr.	70	Director Nominee

Robert V. Vitale has served as our Executive Chairman since September 2019. Mr. Vitale has been the President and Chief Executive Officer of Post, and a member of Post's board of directors, since November 2014. Previously, Mr. Vitale served as Chief Financial Officer of Post from October 2011 until November 2014. He served as President and Chief Executive Officer of AHM Financial Group, LLC, a diversified provider of insurance brokerage and wealth management services, from 2006 until 2011 and previously was a partner of Westgate Equity Partners, LLC, a consumer-oriented private equity firm. Mr. Vitale also has served on the board of directors of Energizer Holdings, Inc., a publicly traded manufacturer of primary batteries, lighting products and automotive, fragrance and appearance products, since August 2017. Mr. Vitale was selected to serve on our Board of Directors based on his experience in significant leadership positions, his understanding of finance and financial reporting processes, his extensive experience in leadership roles in industries relevant to our business, including consumer packaged goods, retail and consumer product manufacturing, his experience in mergers and acquisitions, his experience as an executive with direct operational responsibilities and his experience as an executive and as a director of other publicly traded companies. Mr. Vitale earned his undergraduate degree from St. Louis University and his MBA from Washington University.

Darcy Horn Davenport has served as our President and Chief Executive Officer since September 2019 and will serve as a member of our Board of Directors upon completion of this offering. Ms. Davenport has served as President of Post's Active Nutrition business since October 2017 and as President of Premier Nutrition, which will be a subsidiary of BellRing Brands, Inc. upon completion of the offering, since November 2016. Ms. Davenport previously served as General Manager of Premier Nutrition from October 2014 to November 2016 and Vice President of Marketing from October 2011 to October 2014. Prior to joining Premier Nutrition, Ms. Davenport served as Director of Brand Marketing at Joint Juice, Inc., a liquid dietary supplement manufacturer, from May 2009 to October 2011, when it combined with Premier Nutrition. Ms. Davenport has served as a member of the board of directors of Blentech Corporation, a company focusing on developing custom-made, food processing solutions including equipment, integrated systems and software, since January 2010. Ms. Davenport was selected to serve on our Board of Directors based on her experience in significant leadership positions, her extensive experience in leadership roles in industries relevant to our business, her

- the requirement that we have compensation and nominating/corporate governance committee(s) comprised entirely of independent directors, each with a written charter addressing the committee's purpose and responsibilities.

We do not currently expect to rely upon these exemptions; however, we may choose to change our Board of Directors or committee composition in the future to manage our corporate governance in accordance with these exemptions.

Structure of the Board of Directors

Upon the completion of this offering, our amended and restated certificate of incorporation and our amended and restated bylaws will provide for a board of directors that is divided into three classes as equal in size as possible. The classes will each have three-year terms, and the term of one class will expire each year in rotation at the year's annual meeting of stockholders. The initial terms of Class I, Class II and Class III directors will expire in 2020, 2021 and 2022, respectively.

Ms. Davenport and Mr. Stein will serve as Class I directors, Mr. Erickson and Ms. Kuperman will serve as Class II directors and Mr. Vitale will serve as a Class III director. At each annual meeting of stockholders after the initial division of the Board of Directors into three classes, the successors to directors whose terms will expire on such date will serve from the time of their election and qualification until the third annual meeting following their election and until their successors are duly elected and qualified.

Upon the completion of this offering, our Board of Directors will be set at five members. The size of the Board of Directors can be changed by a vote of its members. Vacancies on the Board of Directors may be filled by a majority of the remaining directors. A director elected to fill a vacancy, or a new directorship created by an increase in the size of the Board of Directors, would serve for the remainder of the full term of the class of directors in which the vacancy or newly created directorship occurred. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so as to ensure that the classes are as nearly equal in number as the then-authorized number of directors permits.

Post has designated Ms. Davenport, Mr. Erickson and Mr. Vitale as its nominees under the investor rights agreement that we will enter into with Post as part of the formation transactions and this offering, with Ms. Davenport to serve as a Class I director, Mr. Erickson to serve as a Class II director and Mr. Vitale to serve as a Class III director. If a vacancy is created on our Board of Directors as a result of the death, disability, retirement, resignation or removal of a director who is a Post nominee, Post will have the right to designate such person's replacement. Please refer to "Certain Relationships and Related Party Transactions—Post-Offering Relationship with Post—Investor Rights Agreement."

Director Independence

We expect our Board of Directors will consist of a majority of independent directors upon the completion of this offering. Upon the completion of this offering, we expect that three of the five members of our Board of Directors will qualify as "independent" under the NYSE corporate governance standards. Our Board of Directors has determined as of the date of this prospectus that each of Mr. Erickson, Ms. Kuperman and Mr. Stein is an independent director as defined under the NYSE corporate governance standards.

Board Committees

Our Board of Directors will establish standing committees in connection with the discharge of its responsibilities. Upon the completion of this offering, these committees will include an Audit Committee, a Corporate Governance and Compensation Committee and an Executive Committee. Our Board of Directors also may establish such other committees as it deems appropriate, in accordance with applicable law and regulations

Outstanding Equity Awards at September 30, 2019

The following table sets forth information on exercisable and unexercisable NQSOs and unvested RSU awards held by our named executive officers, other than Mr. Vitale, on September 30, 2019.

	Option Awards				Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested[13] ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested[13] ($)
Robert V. Vitale[1]	—	—	—	—	—	—	—	—
Darcy Horn Davenport	6,666[2]	3,334	71.32	11/14/2026	2,000[5]	211,680		
	5,325[3]	10,650	79.52	12/01/2027	2,485[6]	263,012		
	—	12,339[4]	92.08	11/13/2028	4,319[7]	457,123		
					11,992[8]	1,269,233		
Douglas J. Cornille					588[9]	62,234		
					1,204[10]	127,431		
					1,727[11]	182,786		
					4,797[8]	507,714		
Paul A. Rode					5,000[12]	529,200		
					742[9]	78,533		
					1,490[10]	157,702		
					1,943[11]	205,647		
					5,535[8]	585,824		

(1) Mr. Vitale is the President and Chief Executive Officer of Post, and is compensated by Post for his services as an employee of Post. None of his equity awards were allocated to Post's Active Nutrition business. For more information about Mr. Vitale's outstanding equity-based awards, please see Post's filings with the SEC.

(2) Non-qualified stock options; vest and become exercisable in equal installments on November 14, 2017, 2018 and 2019.

(3) Non-qualified stock options; vest and become exercisable in equal installments on December 1, 2018, 2019 and 2020.

(4) Non-qualified stock options; vest and become exercisable in equal installments on November 13, 2019, 2020 and 2021.

(5) RSUs; service-based restrictions lapse in equal installments on November 14, 2017, 2018 and 2019. The RSUs will be paid in shares of Post's common stock within sixty days from each of the applicable vesting dates.

(6) RSUs; service-based restrictions lapse in equal installments on December 1, 2018, 2019 and 2020. The RSUs will be paid in shares of Post's common stock within sixty days from each of the applicable vesting dates.

(7) RSUs; service-based restrictions lapse in equal installments on November 13, 2019, 2020 and 2021. The RSUs will be paid in shares of Post's common stock within sixty days from each of the applicable vesting dates.

(8) RSUs; service-based restrictions lapse in equal installments on April 22, 2020, 2021 and 2022. The RSUs will be paid in shares of Post's common stock within sixty days from each of the applicable vesting dates.

(9) RSUs; service-based restrictions lapse in equal installments on November 16, 2017, 2018 and 2019. The RSUs will be paid in shares of Post's common stock within sixty days from each of the applicable vesting dates.

(10) RSUs; service-based restrictions lapse in equal installments on December 4, 2018, 2019 and 2020. The RSUs will be paid in shares of Post's common stock within sixty days from each of the applicable vesting dates.

(11) RSUs; service-based restrictions lapse in equal installments on November 30, 2019, 2020 and 2021. The RSUs will be paid in shares of Post's common stock within sixty days from each of the applicable vesting dates.

(12) RSUs; service-based restrictions lapse in equal installments on June 17, 2020, 2021, 2022, 2023 and 2024. Each RSU will be paid out in cash equal to the greater of the grant date price of $51.43 or the fair market value of one share of Post's common stock on the applicable vesting dates and paid within sixty days from each of the applicable vesting dates.

(13) Based on Post's closing stock price of $105.84 on September 30, 2019, the last trading day of fiscal 2019.

Potential Payments upon Termination of Employment or Change in Control

In fiscal 2019, in the event of an involuntary termination of employment (whether in connection with a change in control of the Company or not), Ms. Davenport was eligible for compensation and benefits under the Post Holdings, Inc. Executive Severance Plan (the "Executive Severance Plan"), Mr. Cornille and Mr. Rode were each eligible for compensation and benefits under the Post Holdings, Inc. Severance Plan for Salary Grade 16 and Above entity resulting from the LTIP Business Combination, unless such person beneficially owned Voting Control prior to the LTIP Business Combination; and

- at least a majority of the members of the board of directors resulting from the LTIP Business Combination were incumbent members of the board of directors at the time of the initial agreement or action of the Board of Directors approving such LTIP Business Combination;

- sale or other disposition of all or substantially all of the assets of the Company; or

- the stockholders of the Company approve a plan to liquidate or dissolve the Company.

Notwithstanding the foregoing, a change in control will not have occurred with respect to any award that is subject to Section 409A of the Code to the extent necessary to avoid adverse tax consequences thereunder, unless the transaction constitutes a "change in control event" under Section 409A of the Code.

Award Limits

Upon adoption, the 2019 LTIP will be the Company's only equity compensation plan with shares available for future award grants. There will be 2,000,000 shares of our Class A common stock available for use under the 2019 LTIP. No more than 2,000,000 shares of Class A common stock may be granted as incentive stock options. Shares of Class A common stock issued under the 2019 LTIP may be authorized and unissued shares or treasury shares. The following shares of Class A common stock may not again be made available for issuance as awards: shares not issued as a result of the net settlement of an outstanding SAR or stock option; shares used to pay the exercise price or withholding taxes related to an outstanding award; or shares repurchased on the open market with the proceeds of a stock option exercise price. The following will not be applied to the share limitations above: any shares subject to an award under the 2019 LTIP to the extent the shares are not used because the award is forfeited, canceled, terminated, expired or lapsed for any reason; and shares and any awards that are granted through the settlement, assumption or substitution of outstanding awards previously granted, or through obligations to grant future awards, as a result of a merger, spin-off, consolidation or acquisition of the employing company with or by us. If an award is settled in cash, the number of shares of Class A common stock on which the award is based will not count toward the above share limits.

No participant will be granted (i) options to purchase shares of Class A common stock and SARs with respect to more than 2,000,000 shares in the aggregate, (ii) any other awards with respect to more than 2,000,000 shares of Class A common stock in the aggregate (or, in the event such award denominated or expressed in terms of number of shares of Class A common stock is paid in cash, the equivalent cash value) or (iii) any cash bonus award not denominated or expressed in terms of number of shares of Class A common stock with a value that exceeds $10,000,000 in the aggregate, in each case, in any twelve-month period under the 2019 LTIP. In addition, for any one non-employee director, the aggregate grant date fair value of awards granted during any calendar year, together with any cash retainers payable to the director and any Company matching contributions credited to the director's nonqualified deferred compensation account for that calendar year, cannot exceed $500,000 (or $700,000 for a non-employee chairperson of the Board of Directors).

Amendment, Modification and Termination

Subject to the terms of the 2019 LTIP, we anticipate that our Board of Directors may at any time amend, modify or suspend the 2019 LTIP, and the Committee may at any time alter or amend any or all awards under the 2019 LTIP to the extent permitted by law. Any alterations or amendments may be made unilaterally by the Committee, subject to the provisions of the 2019 LTIP, unless such amendments are deemed by the Committee to be materially adverse to the participants and are not required as a matter of law. Amendments will be subject to approval of the stockholders of the Company only as required by law, or if the amendment increases the total number of shares of Class A common stock available under the 2019 LTIP, except as adjusted for specified changes in capitalization. The 2019 LTIP shall remain in effect for a term of ten years following the date on which it is effective or until all shares of Class A common stock subject to the 2019 LTIP shall have been

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our Class A common stock and our Class B common stock immediately following the completion of the formation transactions and this offering for:

- each person known by us to beneficially own more than 5% of any class of our voting securities;

- each named executive officer;

- each of our directors and any director nominees; and

- all of our directors, director nominees and executive officers as a group.

The following information has been presented in accordance with the SEC's rules and is not necessarily indicative of beneficial ownership for any other purpose. Under the SEC's rules, beneficial ownership of a class of capital stock as of any date includes any shares of that class as to which a person, directly or indirectly, has or shares voting power or investment power as of that date and also any shares as to which a person has the right to acquire sole or shared voting or investment power as of or within 60 days after that date through the exercise of any stock option, warrant or other right (including any conversion or redemption right). The number of shares of our Class A common stock outstanding and the percentage of beneficial ownership immediately following this offering are based on the number of BellRing Brands, LLC Units to be issued in connection with the formation transactions (based on the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus) and the assumed redemption by Post of all of its BellRing Brands, LLC Units for shares of our Class A common stock. Subject to the terms of the amended and restated limited liability company agreement, BellRing Brands, LLC Units may be redeemed for, at the option of BellRing Brands, LLC (as determined by its Board of Managers), shares of our Class A common stock, or for cash. The redemption of BellRing Brands, LLC Units for shares of Class A common stock will be at an initial redemption rate of one share of Class A common stock for one BellRing Brands, LLC Unit, subject to customary redemption rate adjustments for stock splits, stock dividends and reclassifications. See "Certain Relationships and Related Party Transactions—Post-Offering Relationship with Post—Amended and Restated Limited Liability Company Agreement."

The address of each director, director nominee and named executive officer shown in the table below is c/o BellRing Brands, Inc., 2503 S. Hanley Road, St. Louis, Missouri 63144.

Beneficial Owner Name	Class A Beneficially Owned		Class B Beneficially Owned	
	Number of Shares	Percentage of Class[1]	Number of Shares	Percentage of Class
Principal Stockholder:				
Post Holdings, Inc.[2]	97,472,612[3]	75.4[3]	1	100%
Named Executive Officers, Directors and Director Nominees:				
Robert V. Vitale	—	—	—	—
Darcy Horn Davenport	—	—	—	—
Paul A. Rode	—	—	—	—
Douglas J. Cornille	—	—	—	—
Thomas P. Erickson	—	—	—	—
Jennifer Kuperman	—	—	—	—
Elliot H. Stein, Jr.	—	—	—	—
All directors, director nominees and executive officers as a group (ten persons)	—	0%	—	0%

---

*   Less than one percent.

(1)   Assumes that the underwriters will not exercise their over-allotment option to purchase additional shares of our Class A common stock.

(2)   2503 S. Hanley Road, St. Louis, Missouri 63144. Post is a publicly traded company. For information regarding our relationship with Post, see "Certain Relationships and Related Party Transactions—Post-Offering Relationship with Post."

(3)   Represents the shares of Class A common stock that may be acquired upon the redemption of BellRing Brands, LLC Units held by Post.

DESCRIPTION OF CERTAIN INDEBTEDNESS

Unrestricted Subsidiary Designation

As part of the formation transactions and this offering, BellRing Brands, Inc. and its subsidiaries will be designated "unrestricted subsidiaries" under Post's senior note indentures and secured credit facility (meaning that they will not be guarantors of Post's senior notes or secured credit facility or subject to the covenants under Post's senior note indentures or secured credit facility), and any of such entities that are guarantors under Post's secured credit facility will be released, as guarantors, the liens on their assets will be released and the liens on any of their shares or other equity interests will be released. Thereafter, none of the assets of any such entities or their equity interests, including equity interests in their subsidiaries, will be pledged to secure Post's debt, and they will not guarantee any of Post's debt.

Post Bridge Loan

Prior to the completion of this offering, Post will borrow $1,309.5 million under the Post bridge loan pursuant to a bridge facility agreement that Post and certain of its subsidiaries as guarantors (other than BellRing Brands, Inc., but including BellRing Brands, LLC and its domestic subsidiaries) will enter into with various financial institutions, including certain affiliates of the underwriters in this offering. The Post bridge loan will bear interest at a rate per annum equal to (i) for the period from and including October 11, 2019 to but excluding October 21, 2019, the Eurodollar Rate (as such term is defined in the bridge facility agreement) plus 450 basis points, (ii) for the period from and including October 21, 2019 to but excluding October 25, 2019, the Eurodollar Rate plus 500 basis points, (iii) for the period from and including October 25, 2019 to but excluding February 8, 2020, 12.00% and (iv) for the period from and including February 8, 2020 to but excluding the maturity date, 12.25%. Payments of interest on the Post bridge loan are due on October 21, 2019, October 25, 2019, December 31, 2019, and the last day of each quarter thereafter. The Post bridge loan will mature on August 23, 2024.

On the same day this offering is completed, BellRing Brands, LLC will enter into an assignment and assumption agreement with Post and the administrative agent (on behalf of the lenders) under the Post bridge loan pursuant to which (i) BellRing Brands, LLC will become the borrower under the Post bridge loan, and Post and its subsidiary guarantors (which will not include BellRing Brands, LLC or its domestic subsidiaries) will be released from their respective obligations thereunder, (ii) the domestic subsidiaries of BellRing Brands, LLC will continue to guarantee the Post bridge loan and (iii) BellRing Brands, LLC's obligations under the Post bridge loan will become secured by a first priority security interest in substantially all of the assets of BellRing Brands, LLC and in substantially all of the assets of its subsidiary guarantors. Post will retain the net cash proceeds of the Post bridge loan. BellRing Brands, Inc. will contribute the net proceeds of this offering to BellRing Brands, LLC, which will use such net proceeds to repay a portion of the Post bridge loan and related interest.

Debt Facilities

Immediately after the completion of the formation transactions and the completion of this offering, BellRing Brands, LLC expects to enter into the debt facilities consisting of a revolving credit facility with approximately $200.0 million borrowing capacity and an approximately $820.0 million term loan facility and use the proceeds of the borrowings thereunder to repay the remaining balance of the Post bridge loan and all interest thereunder and for the other purposes described under "Use of Proceeds." A final determination as to whether to enter into any such debt facilities will be made by the BellRing Brands, LLC Board of Managers after completion of this offering. While we expect that the Board of Managers will determine to enter into the debt facilities and borrow funds under the debt facilities, we can provide no assurance that the Board of Managers will make such a determination. We anticipate that BellRing Brands, LLC, if its Board of Managers determines to borrow under the debt facilities, will borrow approximately $820.0 million under the term loan facility and approximately $30.0 million under the revolving credit facility and receive net proceeds of approximately $6.1 million, after deducting fees and expenses, repayment of the remaining portion of the Post bridge loan and related interest and repayment of cash and cash equivalents to Post.

DESCRIPTION OF CAPITAL STOCK

The following is a summary of all material characteristics of our capital stock as set forth in our amended and restated certificate of incorporation and our amended and restated bylaws, which will become effective upon the consummation of this offering. This summary does not purport to be complete and is qualified in its entirety by reference to our amended and restated certificate of incorporation and our amended and restated bylaws, each of which are incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and the applicable provisions of Delaware law. You are encouraged to read our amended and restated certificate of incorporation and our amended and restated bylaws for greater detail on the provisions that may be important to you.

Capital Stock

In connection with the formation transactions and this offering, we intend to amend and restate our certificate of incorporation so that our authorized capital stock will consist of 500,000,000 shares of Class A common stock, par value $0.01 per share, one share of Class B common stock, par value $0.01 per share, and 50,000,000 shares of preferred stock, par value $0.01 per share.

After consummation of this offering, we expect to have 31,818,182 shares of our Class A common stock outstanding (or 36,590,909 shares if the underwriters exercise their over-allotment option in full), one share of our Class B common stock outstanding and no shares of preferred stock outstanding. We have received approval to list our Class A common stock on the NYSE under the symbol "BRBR".

Common Stock

Voting. Holders of our Class A common stock will be entitled to one vote for each share held on all matters submitted to stockholders for their vote or approval. For so long as Post or its affiliates (other than us) directly own more than 50% of the BellRing Brands, LLC Units, the aggregate voting power of the share of our Class B common stock will represent 67% of the combined voting power of the common stock of BellRing Brands, Inc. and, in the aggregate, the holders of the Class A common stock will have 33% of the combined voting power of the common stock of BellRing Brands, Inc. In the event that Post and its affiliates (other than us) hold 50% or less of the BellRing Brands, LLC Units, the holder of the share of Class B common stock shall be entitled to a number of votes equal to the number of BellRing Brands, LLC Units held by all persons other than us; provided, that (i) Post, or its applicable affiliate, as the holder of the share of our Class B common stock, will only be entitled to cast a number of votes on its own behalf and at its own discretion equal to the number of BellRing Brands, LLC Units held by Post and its affiliates (other than us), and (ii) in the event that any BellRing Brands, LLC Units are held by persons other than us or Post and its affiliates, then Post, or its applicable affiliate, as the holder of the share of our Class B common stock, will cast the remainder of the votes to which the share of our Class B common stock is entitled only in accordance with instructions and directions from such other holders of the BellRing Brands, LLC Units in accordance with proxies granted by Post to, or voting agreements or other voting arrangements entered into by Post with, such other holders pursuant to the amended and restated limited liability company agreement. The holders of our Class A common stock and the holder of our Class B common stock will vote together as a single class on all matters submitted to stockholders for their vote or approval, except with respect to any amendment of our amended and restated certificate of incorporation that would alter or change the powers, preferences or special rights of a class of our common stock so as to affect it adversely, which amendment must be approved by a majority of the votes entitled to be cast by the holders of the shares adversely affected by the amendment, voting as a separate class, or as otherwise required by applicable law.

Following the formation transactions and this offering, Post will own the share of our Class B common stock and will therefore control 67% of the combined voting power of our outstanding common stock. In any event, Post will be able to control our business policies and affairs and any action requiring the general approval of our stockholders, including the adoption of amendments to our amended and restated certificate of

Anti-Takeover Effects of our Certificate of Incorporation and Bylaws

Our amended and restated certificate of incorporation and our amended and restated bylaws will contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of our Board of Directors and which may have the effect of delaying, deferring or preventing a future takeover or change in control of us unless such takeover or change in control is approved by our Board of Directors.

These provisions include:

Action by Written Consent; Special Meetings of Stockholders. Our amended and restated certificate of incorporation and our amended and restated bylaws will provide that, following the date on which Post and its various affiliates cease to own of record more than 50% of the BellRing Brands, LLC Units (the "triggering event"), stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting. Prior to the triggering event, stockholder action may be taken by written consent in lieu of a meeting. Our amended and restated bylaws also will provide that, except as otherwise required by law, special meetings of the stockholders can only be called by the affirmative vote of a majority of the entire Board of Directors, the Chairperson of the Board of Directors, Post and its successors (but only for so long as Post and its subsidiaries own of record, in the aggregate, more than 50% of the BellRing Brands, LLC Units) or the President. Except as described above, stockholders will not be permitted to call a special meeting or to require our Board of Directors to call a special meeting.

Advance Notice Procedures. Our amended and restated bylaws will contain provisions requiring that advance notice be delivered to us of any business to be brought by a stockholder before an annual meeting and providing for procedures to be followed by stockholders in nominating persons for election to our Board of Directors. Ordinarily, the stockholder must give notice in writing to our Secretary not less than 90 days nor more than 120 days prior to the date of the first anniversary of the prior year's annual meeting; except that, in the event that the date of the meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the stockholder must be received not earlier than the 120th day prior to the date of such annual meeting and not later than the close of business on the later of the 90th day prior to the date of such annual meeting or the 10th day following the day on which public announcement of the date of the annual meeting is first made, except that, for so long as the investor rights agreement is in effect, such advance notice requirements shall not apply to Post with respect to any individual nominated or designated by Post for election or appointment to our Board of Directors. For stockholder proposals, the notice must include a description of the proposal, the reasons for the proposal and other specified matters. Our Board of Directors may reject any proposals that have not followed these procedures or that are not a proper subject for stockholder action in accordance with the provisions of applicable law. Although our amended and restated bylaws will not give our Board of Directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the amended and restated bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of us.

Directors, and Not Stockholders, Fix the Size of the Board of Directors. Our amended and restated certificate of incorporation and our amended and restated bylaws will provide that the number of our directors will be fixed from time to time exclusively pursuant to a resolution adopted by a majority of our Board of Directors, but in no event will it consist of less than five nor more than twelve directors. Upon consummation of this offering, our Board of Directors will consist of five members.

Vacancies and Newly-Created Directorships on the Board of Directors. Subject to the rights of holders of any class or series of our capital stock outstanding, other than our common stock, and the rights of Post under the investor rights agreement (for so long as it remains in effect), any vacancy on our Board of Directors occurring for any reason prior to the expiration of the term of the director class in which the vacancy occurs (including vacancies which occur by reason of an increase in the number of directors) will be filled by (i) the affirmative vote of a majority of the remaining directors, even if less than a quorum, (ii) at a special meeting of the

Our amended and restated certificate of incorporation will limit the liability of our directors to the fullest extent permitted by the Delaware General Corporation Law and provide that we will provide them with customary indemnification. We expect to enter into customary indemnification agreements with each of our directors and certain of our executive officers that provide them, in general, with customary indemnification in connection with their service to us or on our behalf.

Listing and Trading

Our Class A common stock is currently not listed on any securities exchange. We have received approval to have our Class A common stock listed on the NYSE under the symbol "BRBR".

Transfer Agent and Registrar

Upon completion of this offering, the transfer agent and registrar for our Class A common stock will be Computershare Trust Company, N.A.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our Class A common stock. Future sales of substantial amounts of our Class A common stock in the public market could adversely affect prevailing market prices for shares of our Class A common stock. Furthermore, since not all of the shares of our Class A common stock outstanding will be available for sale immediately after this offering because of contractual and legal restrictions on resale described below, sales of substantial amounts of shares of our Class A common stock in the public market after the restrictions lapse could adversely affect the prevailing market price for shares of our Class A common stock as well as our ability to raise equity capital in the future.

All of the 31,818,182 shares of Class A common stock (or 36,590,909 shares if the underwriters exercise their over-allotment option in full) outstanding following this offering will have been issued in this offering and will be freely transferable without restriction or registration under the Securities Act, except for any shares purchased by one of our existing "affiliates," as that term is defined in Rule 144 under the Securities Act.

Immediately following the consummation of the formation transactions and this offering, the members of BellRing Brands, LLC will consist of BellRing Brands, Inc. and Post. Post will hold 97,472,612 BellRing Brands, LLC Units equal to 75.4% of the economic interest in BellRing Brands, LLC (or 72.7% if the underwriters exercise their over-allotment option in full) and one share of our Class B common stock, which, so long as Post or its affiliates (other than us) directly own more than 50% of the BellRing Brands, LLC Units as described in this prospectus, will represent 67% of the combined voting power of our outstanding common stock. Pursuant to the terms of the amended and restated limited liability company agreement, the holders of BellRing Brands, LLC Units (other than us) may from time to time redeem their BellRing Brands, LLC Units for, at the option of BellRing Brands, LLC (as determined by its Board of Managers), (i) shares of our Class A common stock on a one-for-one equivalent basis or (ii) cash (based on the market price of the shares of our Class A common stock), subject to customary redemption rate adjustments for stock splits, stock dividends and reclassifications. The share of BellRing Brands, Inc. Class B common stock will be initially owned by Post and may only be transferred to affiliates of Post (other than us). The 97,472,612 shares of our Class A common stock issuable upon redemption of BellRing Brands, LLC Units held by Post would be considered "restricted securities," as that term is defined in Rule 144 at the time of this offering.

Restricted securities may be sold in the public market only if they qualify for an exemption from registration under Rule 144 under the Securities Act, which is summarized below, or any other applicable exemption under the Securities Act, or pursuant to a registration statement that is effective under the Securities Act.

Lock-Up Agreements

Post and certain of our executive officers and directors will enter into lock-up agreements under which they will agree not to sell or otherwise transfer shares of our Class A common stock or BellRing Brands, LLC Units or securities, convertible into or exchangeable for shares of our Class A stock as applicable, for a period of 180 days after the date of this prospectus. These lock-up restrictions may be extended in specified circumstances and are subject to certain exceptions. For more information, see "Underwriting (Conflicts of Interest)". As a result of these contractual restrictions, shares of our Class A common stock and the other securities subject to lock-up agreements will not be eligible for sale until these agreements expire or the restrictions are waived by the underwriters. When determining whether or not to release our Class A common stock and other securities from lock-up agreements, Morgan Stanley & Co. LLC, Citigroup Global Markets Inc., J.P. Morgan Securities LLC and Goldman Sachs & Co. LLC will consider, among other factors, the holder's reasons for requesting the release, the number of shares for which the release is being requested and market conditions at the time of the request. In the event of such release or waiver for one of our directors or officers, Morgan Stanley & Co. LLC, Citigroup Global Markets Inc., J.P. Morgan Securities LLC and Goldman Sachs & Co. LLC shall provide us with notice of the impending release or waiver at least three business days before the effective date of such release or waiver and we will announce the impending release or waiver by issuing a press release through a major news service at least two business days before the effective date of the release or waiver.

In addition, we will agree with the underwriters not to sell any shares of our Class A common stock or securities convertible into or exchangeable for shares of our Class A common stock for a period of 180 days after the date of this prospectus, subject to certain exceptions, including for sales in connection with this offering or with the grant or exercise of stock based equity awards. The underwriters may, at any time, waive these restrictions.

Rule 144

In general, under Rule 144 as in effect on the date of this prospectus, once we have been subject to public company reporting requirements for at least ninety days, a person who has beneficially owned shares proposed to be sold for at least six months, including the holding period of any prior owner other than an affiliate of us, and who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the ninety days preceding a sale, will be entitled to sell, upon expiration of the lock-up agreements described above, such shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. Such a non-affiliated person who has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than an affiliate of us, will be entitled to sell these shares without limitation.

In general, under Rule 144, our affiliates or persons selling shares on behalf of our affiliates will be entitled to sell upon expiration of the 180-day lock-up period described above, within any three-month period, a number of shares that does not exceed the greater of:

- 1% of the number of shares of our Class A common stock then outstanding, which will equal approximately 318,181 shares immediately after this offering (assuming the underwriters do not elect to exercise their over-allotment option to purchase additional shares of our Class A common stock); or

- the average weekly trading volume of our Class A common stock on the NYSE during the four calendar weeks before a notice of the sale is filed on Form 144 with respect to such sale.

Sales by our affiliates or persons selling shares on behalf of our affiliates under Rule 144 also are subject to manner of sale and notice provisions and to the availability of public information about us.

Registration Statement on Form S-8

We intend to file with the SEC a registration statement on Form S-8 covering the shares of our Class A common stock that will be reserved for issuance under the BellRing Brands, Inc. 2019 Long-Term Incentive Plan. That registration statement is expected to be filed and become effective as soon as practicable after the closing of this offering. Upon effectiveness, the shares of our Class A common stock that will be covered by that registration statement and issued pursuant to the terms of the BellRing Brands, Inc. 2019 Long-Term Incentive Plan will be eligible for sale by the recipient in the public market, subject to the lock-up agreements and Rule 144 restrictions described above.

Registration Rights

On the date this offering is completed, we will enter into an investor rights agreement with Post pursuant to which, among other things, we will grant Post and its affiliates certain registration rights with respect to our Class A common stock owned by Post and its affiliates. For more information, see "Certain Relationships and Related Party Transactions—Post-Offering Relationship with Post—Investor Rights Agreement." Pursuant to the lock-up arrangements described above, Post and its affiliates will agree not to exercise those rights during the lock-up period without the prior written consent of the underwriters.

Additionally, under the employee matters agreement, we will use commercially reasonable efforts to maintain effective registration statements with the SEC with respect to the BellRing Brands, Inc. 2019 Long-Term Incentive Plan or any successor plan, and any equity awards issued thereunder. Restricted stock unit awards and nonqualified stock option awards issued to employees of BellRing Brands, LLC or its subsidiaries (or their predecessors) under certain Post long-term incentive plans which remain unsettled or outstanding as of the date of this offering, and any such awards issued to our employees after the date of this offering, will (i) vest or continue to vest and be settled or forfeited according to their terms, or (ii) later, if legally permissible as determined by Post and the Post board of directors or its corporate governance and compensation committee and agreed to by the BellRing Brands, Inc. board of directors, be converted into awards issued under the BellRing Brands, Inc. 2019 Long-Term Incentive Plan or any successor thereto. The corporate governance and compensation committee of the Post board of directors will have the exclusive authority to determine the treatment of any outstanding Post equity awards in the event of a subsequent spinoff or sale of Post's retained interest in us, consistent with the terms of Post's long-term incentive plans and any applicable award agreements thereunder. BellRing Brands, LLC and its subsidiaries will bear the monthly actual expense and the employer related payroll expense of any such outstanding awards while outstanding and due to their settlement or exercise.

We and Post may terminate the employee matters agreement by mutual consent, and Post may terminate the employee matters agreement in the event of a change of control of Post, or a change of control of BellRing Brands, Inc. or the sale of all or substantially all of its consolidated assets. In the event that BellRing Brands, Inc. directly or indirectly acquires or creates a subsidiary which is not otherwise a direct or indirect subsidiary of BellRing Brands, LLC and which employs employees, Post, BellRing Brands, Inc. and BellRing Brands, LLC will re-negotiate the employee matters agreement in good faith in order to, among other items, reflect that such new subsidiary will be responsible for liabilities associated with its employees.

Investor Rights Agreement. As part of the formation transactions and this offering, BellRing Brands, Inc. will enter into the investor rights agreement with Post. The investor rights agreement will provide Post with certain demand, shelf and piggyback registration rights with respect to its shares of BellRing Brands, Inc. Class A common stock and also will provide Post with certain governance rights, depending on the percentage of the total voting power of BellRing Brands, Inc. outstanding common stock held by Post.

Under the registration rights provisions of the investor rights agreement:

- after the completion of this offering, Post and its affiliates will have the right to cause us to conduct an unlimited number of demand registrations, subject to certain customary restrictions, which demand registrations may take the form of a shelf registration;

- once we are eligible to do so, Post and its affiliates will have the right to cause us to file and have declared effective a shelf registration statement on Form S-3 with respect to all of their shares of BellRing Brands, Inc. Class A common stock; and

- Post and its affiliates will have the right to participate in certain registered offerings by us.

The registration rights provisions also will contain customary provisions relating to cooperation with the registration process, black-out periods and customary securities law indemnity provisions in favor of the selling stockholders. With certain customary exceptions, we will be required to bear all registration expenses, other than underwriting discounts and commissions and transfer taxes, associated with any registration of shares pursuant to the investor rights agreement. Registration rights may be transferred by Post and its affiliates, subject to certain restrictions. No predetermined penalties or liquidated damages will be payable by us if we fail to comply with the registration rights provisions of the investor rights agreement.

As of the completion of this offering, our Board of Directors will have five members, divided into three classes. The investor rights agreement will provide that Post, subject to applicable corporate governance rules of the SEC and the NYSE (which may require Post to designate independent directors), will have the right to designate: (i) a majority of the directors (and if the number of directors is even, one director more than 50% of the number of directors) if the votes that may be cast by Post under our amended and restated certificate of incorporation are more than 50% of the total voting power of our outstanding common stock, (ii) one less than a majority of the directors (and if the number of directors is even, 50% of the number of directors) if the votes that may be cast by Post under our amended and restated certificate of incorporation are more than 25% but 50% or less of the total voting power of our outstanding common stock and (iii) one-third of the directors (rounded down to the nearest whole number) if the votes that may be cast by Post under our amended and restated certificate of incorporation are more than 10% but 25% or less of the total voting power of our outstanding common stock. Post will lose the right to designate directors if the votes that may be cast by Post under our amended and restated certificate of incorporation are 10% or less of the total voting power of our outstanding common stock. If a vacancy is created on our Board of Directors as a result of the death, disability, retirement, resignation or removal of a director who was designated by Post, Post will have the right to designate such person's replacement. For so long as the votes that may be cast by Post under our amended and restated certificate of incorporation are 25% or more of the outstanding BellRing Brands, Inc. common stock, Post will have the right, subject to applicable corporate governance rules of the SEC and the NYSE, to designate the members of the committees of our Board of Directors. For any person designated by Post as provided above, BellRing Brands, Inc. will ensure that such person so designated will be nominated for election and will use reasonable best efforts to cause such person to be elected as a director.

The investor rights agreement will terminate when Post and its permitted transferees hold less than 2.5% of the total voting power of our outstanding common stock.

Amended and Restated Limited Liability Company Agreement. As part of the formation transactions and this offering, BellRing Brands, Inc., Post and BellRing Brands, LLC will enter into the amended and restated limited liability company agreement, which will govern the operations of BellRing Brands, LLC and the rights and obligations of its members (which will initially be Post and us). We will operate our business through BellRing Brands, LLC and its consolidated subsidiaries.

Reorganization. As part of the formation transactions, BellRing Brands, LLC will establish two new classes of its common units, a voting membership unit and nonvoting common units (such nonvoting common units are referred to as BellRing Brands, LLC Units). BellRing Brands, LLC will issue one voting membership unit to BellRing Brands, Inc., which will confer the right to appoint all members of the Board of Managers of BellRing Brands, LLC. All of the existing membership interests in BellRing Brands, LLC owned by Post prior to the formation transactions will be reclassified into 97,472,612 BellRing Brands, LLC Units in connection with the formation transactions. In connection with the formation transactions and this offering, additional BellRing Brands, LLC Units will be issued to BellRing Brands, Inc. as described under "Prospectus Summary—Formation Transactions." The Board of Managers may cause BellRing Brands, LLC to issue from time to time such additional units or other equity securities as it may determine.

Governance. BellRing Brands, LLC will be managed by its Board of Managers. The number of managers of BellRing Brands, LLC will be fixed from time to time exclusively by BellRing Brands, Inc., as the owner of the sole voting membership unit of BellRing Brands, LLC, but in no event will it consist of less than five nor more than twelve managers. As the owner of the sole voting membership unit, BellRing Brands, Inc. will have the sole power to appoint and remove all of the members of the Board of Managers, with or without cause. No other members of BellRing Brands, LLC, in their capacity as such, will have any authority or right to appoint members to the Board of Managers, and therefore will not control BellRing Brands, LLC. The Board of Managers will be responsible for the oversight of BellRing Brands, LLC's operations and overall performance and strategy, while the management of the day-to-day operations of the business of BellRing Brands, LLC and the execution of business strategy will be the responsibility of the officers and employees of BellRing Brands, LLC and its subsidiaries. None of the members of BellRing Brands, LLC will have any authority or right to control the management of BellRing Brands, LLC or to bind it in connection with any matter. Post, however, will have the ability to exercise majority voting control over BellRing Brands, Inc. by virtue of its ownership of our Class B

- *any future changes in federal tax laws*—if future changes in federal tax laws result in changes in the amount and timing of payments (for example, changes to interest expense limitations); and

- *any future changes in federal corporate income tax rates.*

For purposes of the tax receivable agreement, cash savings in income tax will be computed by comparing our actual income tax liability (using assumed state and local tax rates on a base equal to the U.S. federal taxable income of BellRing Brands, Inc.) to the amount of such taxes that we would have been required to pay had there been no basis adjustments, or disproportionate allocations of tax benefits to BellRing Brands, Inc. as a result of Section 704(c) of the Code, and had the tax receivable agreement not been entered into. The tax receivable agreement will generally apply to each of our taxable years, beginning with the first taxable year ending after the consummation of this offering. There is no maximum term for the tax receivable agreement; however, the tax receivable agreement may be voluntarily terminated by a majority of our independent directors pursuant to an early termination procedure and will be terminated upon the occurrence of certain mergers, asset sales, other forms of business combination or other changes of control (but specifically excluding any distributions by Post of its retained beneficial interest in BellRing Brands, LLC by means of a spin-off to its shareholders) or our material breach of our material obligations under the tax receivable agreement, and in each case we will be obligated to pay Post (and its transferees and assignees) an agreed upon amount equal to the estimated present value of the remaining payments to be made under the tax receivable agreement (calculated based on certain assumptions, including regarding tax rates and utilization of the basis adjustments).

Post has advised us that, except under the circumstances described under "Use of Proceeds," it has no definitive plans to exit its interests in BellRing Brands, Inc. or BellRing Brands, LLC, and it does not currently expect that any such exit would include the redemption of its BellRing Brands, LLC Units, as described above, due to unfavorable tax consequences that it could incur as a result, particularly in light of the availability of more tax-efficient exit alternatives – including tax-free "spin-off" or "split-off" transactions (which are not expected to result in adjustments to the tax basis of the assets of BellRing Brands, LLC). Post (or its transferees or assignees) may nevertheless determine to engage in redemptions or exchanges in its sole discretion. For an illustration of the amount, based upon certain assumptions, that would be payable by BellRing Brands, Inc. under the tax receivable agreement if all of Post's (and its transferees' and assignees') BellRing Brands, LLC Units were redeemed, see "Unaudited Pro Forma Condensed Consolidated Financial Information."

Decisions made by us in the course of running our business, such as with respect to mergers, asset sales, other forms of business combinations or other changes in control, may influence the timing and amount of payments that are received by Post (or its assignees or transferees) under the tax receivable agreement. For example, the earlier disposition of assets following a transaction that results in a basis adjustment will generally accelerate payments under the tax receivable agreement and increase the present value of such payments.

The tax receivable agreement will provide that, upon a merger, asset sale or other form of business combination or certain other changes of control or if, at any time, a majority of our independent directors elect an early termination of the tax receivable agreement or materially breach any of our material obligations under the tax receivable agreement, our (or our successor's) future obligations under the tax receivable agreement would accelerate and become due and payable based on certain assumptions, including that we would have sufficient taxable income to fully utilize all potential future tax benefits that are subject to the tax receivable agreement, and that, as of the effective date of the acceleration, any BellRing Brands, LLC Units that Post (or its transferees or assignees) has not yet redeemed will be deemed to have been redeemed by Post (and its transferees and assignees) for an amount based on the closing trading price of our Class A common stock at the time of termination, even if we do not receive the corresponding tax benefits until a later date when the BellRing Brands, LLC Units are actually redeemed. As a result of the foregoing, we would be required to make an immediate cash payment equal to the estimated present value of the anticipated future tax benefits that are the subject of the tax receivable agreement (using a discount rate equal to the lesser of 6.5% per annum, compounded annually, and LIBOR plus 300 basis points), which payment may be made significantly in advance of the actual realization, if such return, subject to certain offsets or additional payments relating to tax liability that is reduced by separate tax attributes of one group or another to the extent the tax liability for a later tax period is greater than it would have been had such separate tax attribute not been used to reduce tax liability in a prior tax period. In the event of an audit of Post, on the one hand, or BellRing Brands, LLC or any of its subsidiaries, on the other hand, the entity being audited will notify the other party of, and keep it reasonably informed with respect to, the portion of such audit the outcome of which is reasonably expected to affect the other party's rights and obligations under the tax matters agreement. The other party will have the right to participate in (but not control) and to monitor any such portion of such audit at its own expense, and the audited party will not settle or fail to contest any issue reasonably expected to materially affect the other party's rights or obligations under the agreement without the other party's prior written consent, such consent not to be unreasonably withheld, conditioned or delayed.

Master Services Agreement. As part of the formation transactions and this offering, BellRing Brands, Inc. and BellRing Brands, LLC will enter into the master services agreement with Post, pursuant to which we and Post currently expect that Post will provide some combination of the following services, among others, to us following completion of this offering:

- assistance with certain legal, finance, internal audit, treasury, information technology support, insurance and tax matters, including assistance with certain public company reporting obligations;

- the use of office and/or data center space;

- payroll processing services;

- tax compliance services; and

- such other services as to which Post and we may agree.

The charges for these services will be agreed upon prior to the completion of this offering. In general, the services to be provided by Post will begin on the date of the completion of this offering and will continue for the periods specified in the master services agreement, subject to any subsequent extension or truncation agreed to by us and Post. In addition, Post may terminate (i) the master services agreement or any services provided thereunder in the event of a change of control of Post, or a change of control of BellRing Brands, Inc. or the sale of all or substantially all of the consolidated assets of Post or BellRing Brands, Inc., (ii) any services provided to a subsidiary of BellRing Brands, Inc. in the event of a change of control of the subsidiary or the sale of all or substantially all of its assets, (iii) any services provided to a business line or operating division of BellRing Brands, Inc. or its subsidiaries in the event of a sale of such business line or operating division and (iv) any services provided by Post's Canadian subsidiary, Post Foods Canada Inc., in the event of a change in control of Post Foods Canada Inc. We may terminate the master services agreement with respect to one or more particular services being received upon such notice as will be provided for in the master services agreement.

Policies and Procedures Regarding Related Party Transactions

Upon completion of this offering, we expect that our Board of Directors will adopt a written code of conduct that complies with all applicable requirements of the SEC and the NYSE and that contains conflict of interest policies governing transactions involving any director, executive officer or beneficial owner of more than 5% of any class of our voting securities that could be deemed to present a conflict of interest, including transactions in which we participate where the amount involved exceeds $120,000 and in which any of our directors or executive officers, or any beneficial owner of more than 5% of any class of our voting securities, has or will have a direct or indirect material interest.

We expect that our Corporate Governance and Compensation Committee will be responsible for reviewing and either approving, ratifying or disapproving such transactions. In considering a related party transaction, we believe that our Corporate Governance and Compensation Committee will take into account relevant facts and circumstances, including the following:

- whether the terms of the transaction are no less favorable to us than terms generally available to an unaffiliated third party under similar circumstances;

UNDERWRITING (CONFLICTS OF INTEREST)

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC, Citigroup Global Markets Inc., J.P. Morgan Securities LLC and Goldman Sachs & Co. LLC are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares of Class A common stock indicated below:

Name	Number of Shares of Class A Common Stock
Morgan Stanley & Co. LLC	
Citigroup Global Markets Inc.	
J.P. Morgan Securities LLC	
Goldman Sachs & Co. LLC	
BofA Securities, Inc.	
Barclays Capital Inc.	
BMO Capital Markets Corp.	
Credit Suisse Securities (USA) LLC	
Evercore Group L.L.C.	
Stifel, Nicolaus & Company, Incorporated	
SunTrust Robinson Humphrey, Inc.	
Wells Fargo Securities, LLC	
HSBC Securities (USA) Inc.	
Nomura Securities International, Inc.	
PNC Capital Markets LLC	
Rabo Securities USA, Inc.	
UBS Securities LLC	
Total:	31,818,182

The underwriters and the representatives are collectively referred to as the "underwriters" and the "representatives," respectively. The underwriters are offering the shares of Class A common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of Class A common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of Class A common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters' option to purchase additional shares described below.

The underwriters initially propose to offer part of the shares of Class A common stock directly to the public at the offering price listed on the cover page of this prospectus and part of the shares of Class A common stock to certain dealers at a price that represents a concession not in excess of $ a share under the public offering price. After the initial offering of the shares of Class A common stock, the offering price and other selling terms may from time to time be varied by the representatives. Certain of the underwriters may offer and sell the Class A common stock through one or more of their respective affiliates or selling agents.

We have granted to the underwriters an option, exercisable for thirty days from the date of this prospectus, to purchase up to 4,772,727 additional shares of Class A common stock from us at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of Class A common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of Class A common stock as the number listed next to the underwriter's name in the preceding table bears to the total number of shares of Class A common stock listed next to the names of all underwriters in the preceding table.

The following tables show the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase up to an additional 4,772,727 shares of Class A common stock.

	Per Share	Total No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by us	$	$	$
Proceeds, before expenses, to us	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $8.0 million. We have agreed to reimburse the underwriters for expenses relating to clearance of this offering with the Financial Industry Regulatory Authority, or FINRA, up to $30,000.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed   % of the total number of shares of Class A common stock offered by them.

We have received approval to have our Class A common stock approved for listing on the NYSE under the trading symbol "BRBR".

We and all of our directors, certain of our officers and Post have agreed that, without the prior written consent of the representatives on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus, provided, that such restricted period will end ten business days prior to the scheduled closure of our trading window for the first full fiscal quarter completed after the date of this prospectus if (A) such restricted period ends during or within ten business days prior to the scheduled closure of such trading window and (B) such restricted period will end at least 120 days after the date of this prospectus, which we refer to as the "restricted period":

- offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock;

- file any registration statement with the SEC relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

- enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock;

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, we and each such person agree that, without the prior written consent of the representatives on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

The restrictions in the immediately preceding paragraph do not apply to our directors, officers or other holders of our outstanding Class A common stock or other securities who are parties to the lock-up agreements in certain circumstances including, but not limited to, the following:

- distributions of common stock or BellRing Brands, LLC Units to a party's limited partners or stockholders;

naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market after pricing that could adversely affect investors who purchase shares of Class A common stock in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of Class A common stock in the open market to stabilize the price of the Class A common stock. These activities may raise or maintain the market price of the Class A common stock above independent market levels or prevent or retard a decline in the market price of the Class A common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of Class A common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to the underwriters that may make Internet distributions on the same basis as other allocations.

Conflicts of Interest

Affiliates of Morgan Stanley & Co. LLC, Citigroup Global Markets Inc., J.P. Morgan Securities LLC, Goldman Sachs & Co. LLC, BofA Securities, Inc. and Credit Suisse Securities (USA) LLC, each of which is an underwriter in this offering, are lenders under the Post bridge loan. The proceeds received by BellRing Brands, LLC from its sale of BellRing Brands, LLC Units will be used to repay a portion of the Post bridge loan and related interest. Because of the manner in which the proceeds will be used, this offering will be conducted in accordance with Financial Industry Regulatory Authority, Inc., or FINRA, Rule 5121. This rule requires, among other things, that a qualified independent underwriter has participated in the preparation of, and has exercised the usual standards of ''due diligence'' with respect to, this prospectus and the registration statement of which this prospectus forms a part. Barclays Capital Inc. has agreed to act as qualified independent underwriter for the offering and to undertake the legal responsibilities and liabilities of an underwriter under the Securities Act, specifically including those inherent in Section 11 of the Securities Act. We will agree to indemnify Barclays Capital Inc. against liabilities incurred in connection with acting as qualified independent underwriter, including liabilities under the Securities Act. Moreover, none of Morgan Stanley & Co. LLC, Citigroup Global Markets Inc., J.P. Morgan Securities LLC, Goldman Sachs & Co. LLC, BofA Securities, Inc. and Credit Suisse Securities (USA) LLC is permitted to sell Class A common stock in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own accounts and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research

<u>31,818,182</u> Shares

BellRing Brands, Inc.

Class A common stock

Prospectus

, 2019

Morgan Stanley
Citigroup
J.P. Morgan
Goldman Sachs & Co. LLC

BofA Merrill Lynch
Barclays
BMO Capital Markets
Credit Suisse
Evercore ISI
Stifel
SunTrust Robinson Humphrey
Wells Fargo Securities
HSBC
Nomura
PNC Capital Markets LLC
Rabo Securities
UBS Investment Bank

You should rely only on the information contained in this prospectus. None of BellRing Brands, Inc., Post Holdings, Inc. or the underwriters have authorized anyone to provide you with information different from that contained in this prospectus. BellRing Brands, Inc. is offering to sell, and seeking offers to buy, the Class A common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the Class A common stock.

No action is being taken in any jurisdiction outside of the U.S. to permit a public offering of the Class A common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside of the U.S. are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.

Until   , 2019 (the 25th day after the date of this prospectus), all dealers that effect transactions in the Class A common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the various expenses, other than underwriting discounts and commissions, payable in connection with the offering of our Class A common stock contemplated by this Registration Statement. All of the fees set forth below are estimates.

SEC registration fee	$ 85,491
FINRA filing fee	$ 99,296
Listing fees and expenses	$ 295,000
Transfer agent and registrar fees and expenses	$ 3,500
Printing fees and expenses	$ 400,000
Legal fees and expenses	$2,250,000
Accounting fees and expenses	$1,150,000
Tax advisory fees and expenses	$2,900,000
Miscellaneous	$ 816,713
Total	$8,000,000

Item 14. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to BellRing Brands, Inc. The Delaware General Corporation law provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. BellRing Brands, Inc.'s amended and restated certificate of incorporation will provide for indemnification by BellRing Brands, Inc. of its directors, officers, employees and agents to the fullest extent permitted by the Delaware General Corporation Law.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, or (iv) for any transaction from which the director derived an improper personal benefit. BellRing Brands, Inc.'s amended and restated certificate of incorporation will provide for such limitation of liability.

In addition, we intend to maintain directors' and officers' liability insurance to provide our directors and officers with insurance coverage for losses arising from claims based on breaches of duty, negligence, error and other wrongful acts.

We also intend to enter into indemnification agreements with our directors and certain of our executive officers. These agreements will contain provisions that may require us, among other things, to indemnify these directors and executive officers against certain liabilities that may arise because of their status or service as directors or executive officers.